October 2, 2008

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549
Attention: Kimberly Browning

Re.           Baird Funds, Inc. (333-40128; 811-09997) – Responses to Comments onProspectus and Statement of Additional Information Contained in
Post-Effective Amendment No. 19 to Form N-1A

Dear Ms. Browning:

Accompanying this letter are revised versions of the prospectus and statement of additional information (SAI) for the Riverfront Long-Term Growth Fund, a new series of Baird Funds, Inc., which were included in Post-Effective Amendment No. 19 to Baird Funds’ Form N-1A.  The revisions were made in response to the comments you provided by telephone on September 26.

In this letter, we identify your comments (in bold below) and our responses.  We would appreciate your prompt review of this letter and the changes made to the prospectus and SAI.

Baird Funds understands that:  (1) it is responsible for the adequacy and accuracy of the disclosure in its filings, (2) the staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission ( the “SEC”) from taking any action with respect to the filings, and (3) it may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Prospectus Comments

1.           A number of investment strategies and risks that appear to be non-principal (since they will represent less than 20% of the fund’s assets) are contained in the “Principal Investment Strategies” and “Principal Risks” sections of the prospectus.  Please consider whether those strategies and risks are principal; if not, then they should not be included in those sections, but may be included in a separate section captioned “Non-Principal Strategies.”

We have identified those strategies that are non-principal and have moved the disclosures for those strategies and their related risks into a new section entitled “Non-Principal Investment Strategies and Related Risks.”

Kimberly Browning
U. S. Securities & Exchange Commission

2.           The SEC objects to equivocal terms.  For example, you use the phrase “other fixed income securities” without describing what those are.  You also indicate that you may invest in alternative investments, “such as” commodities, real estate and foreign currencies.  If there are other alternative investments you are considering, please state them specifically.

We have identified the types of fixed income securities in which we may invest under the heading “Non-Principal Investment Strategies and Related Risks – Fixed Income Securities (Including High-Yield Debt).”  We have also deleted “such as” in describing the alternative investments in which the fund may invest so that the prospectus clarifies that those are limited to commodities, real estate and foreign currencies.

3.           You state that the fund may invest in securities, derivatives and other instruments that are linked to commodities, real estate and foreign currencies.  Please identify the types of derivatives that the fund may use.

We have added disclosure identifying that the derivatives we may use are options, swap contracts and notes.

4.           Your first sentence under “Principal Investment Strategies” states that at least 80% of the fund’s assets will be invested in “equity securities” of domestic and foreign companies.  Please identify what you mean by “equity securities.”

We have replaced the phrase “equity securities” with “common stock.”

5.           Is your investment objective fundamental?  If not, please provide additional disclosure.

The fund’s investment objective is fundamental.  The SAI states as such.

6.           When first using the term “high-yield” securities, please indicate that these are commonly referred to as “junk bonds.”

We have complied with this request.

7.           If the fund intends to invest in unrated securities, please indicate who will determine whether those securities are equivalent to investment grade or non-investment grade.

The fund may invest in unrated securities.  The sub-adviser will be responsible for determining their equivalent rating (investment grade or non-investment grade).  We have added relevant disclosure under the caption “Non-Principal Investment Strategies and Related Risks – Fixed Income Securities (Including High-Yield Debt).”

Kimberly Browning
U. S. Securities & Exchange Commission

8.           Will the fund invest in distressed or defaulted securities?

The fund may invest in distressed or defaulted securities, although to a very limited extent.  We have added disclosure to that effect under the caption “Non-Principal Investment Strategies and Related Risks – Fixed Income Securities (Including High-Yield Debt).”

9.           Please revise the disclosure on illiquid securities to more accurately reflect the SEC’s position and what the fund would do if it exceeded the 15% limit.

Given the fact that the fund expect to hold only a de minimis amount of illiquid securities, we have determined to delete the discussion of illiquid securities from the prospectus.  The discussion of the fund’s policy on illiquid securities is contained in the SAI and has been revised.

10.           The note under the fee table in the section captioned “Fees and Expenses” needs to state that only the fund’s board may terminate the expense reimbursement contract.  You should also delete “fee waivers” and similar phrases.  With respect to the right to recapture amounts that are reimbursed within a three-year period, please clarify that the three-year period begins when expenses are reimbursed.  Does the expense reimbursement agreement contain an exception for interest expense?  If so, please add that exception.  Please include disclosure that expenses excluded from the expense reimbursement agreement may cause the net expense ratio to be higher than that shown in the table.

The note under the fee table contains the additional disclosure requested.  The expense reimbursement agreement, which was filed as an exhibit, does not contain an exception for interest expense.

11.           Under “Management – The Advisor and Sub-Advisor – Baird” you indicate that certain changes may be made by Baird with regard to the sub-advisory relationship without shareholder to the extent permitted by SEC rule or exemptive order.  Please indicate whether Baird Funds has applied for or obtained an exemptive order.

We have added disclosure stating that Baird Funds has not applied for an exemptive order in this regard.

12.           In your biographical descriptions of the portfolio managers, please provide relevant dates of employment over the past five years.

We have added the relevant dates.

13.           In the section captioned “Historical Performance Information for Long-Term Growth Accounts,” please identify that these are Riverfront-managed accounts.  Also, why are only actual, fee-paying discretionary accounts included?  The table needs to include performance information calculated using the fund’s expense ratio both before and after expense reimbursements as well as performance information calculated using the actual advisory fees and other costs charged to the client accounts included in the composite.

We have modified the caption and the additional performance information requested.  We include only actual, fee-paying discretionary accounts because that is required by the GIPS performance standards.

Kimberly Browning
U. S. Securities & Exchange Commission

14.           Under “Your Account – Share Price,” you should include a description of how prices of bonds and derivatives are determined.

We have added those descriptions.

15.           Please add disclosure to the “Market Timing” section that the fund does not accommodate frequent purchases and redemptions as required by Item 6(e)(4)(ii) of Form N-1A.

We have added the disclosure.

16.           Please explain how much time can elapse before purchase orders can be rejected.

We have added disclosure that orders can be rejected up to two days following receipt of the order in good form.

17.           The prospectus states that purchase and exchanges can be rejected.  Please clarify that with regard to exchanges it is only the purchase not the redemption that can be rejected.

We have added disclosure clarifying that point.

Statement of Additional Information Comments

1.           Please distinguish between principal and non-principal strategies in the “Investment Strategies and Risks” section.

We have added disclosure making this distinction.

2.           Please revise the disclosure on illiquid securities to more accurately reflect the SEC’s position and what the fund would do if it exceeded the 15% limit.

We have revised the disclosures under the caption “Investment Strategies and Risks – Illiquid Securities.”

3.           In the section captioned “Investment Strategies and Risks – Securities Lending,” please disclose the limitations applicable to securities lending.

We have added that disclosure.

Kimberly Browning
U. S. Securities & Exchange Commission

4.           Your fundamental investment limitation prohibiting the issuance of senior securities contains an exception allowing the fund to issue senior securities to the extent permitted under the 1940 Act.  Please describe the situations in which the 1940 Act permits the fund to issue senior securities.

We have added disclosure defining the term “senior security” and explaining the situations in which the fund may issue senior securities.

5.           You should make a statement about pledging assets in your discussion of borrowings by the fund.

We have added a sentence stating that the fund may pledge assets to secure bank loans to the description of the fund’s fundamental investment limitation on borrowings.  This statement is consistent with the SEC’s position that the 1940 Act does not restrict a fund from pledging assets to secure borrowings from banks.  See, e.g., SEC no action letter, Federal Reserve Bank of Boston (January 8, 1999).

6.           Please explain the fund’s fundamental and non-fundamental investment limitations on making loans.  It appears that the two limitations are inconsistent with each other and inconsistent with the 1940 Act.

The two limitations are different but not inconsistent.  Under Section 21(a) of the Investment Company Act it is unlawful for any registered management company to lend money or property to any person if the investment policies as recited in its registration statement do not permit loans.  The non-fundamental limitation is needed because it puts shareholders on notice that the only loans the Fund will make are loans of portfolio securities, purchases of debt securities and repurchase agreements.  The fundamental limitation imposes a further limit that the amount of loans cannot exceed one-third of the fund’s assets (consistent with the SEC’s position that funds that engage in securities lending are essentially borrowing the cash collateral and need to maintain 300% asset coverage), with purchases and debt securities and repurchase agreements outside that limit.  Accordingly, both the fundamental and non-fundamental restrictions must be maintained.  However, we have revised the disclosures to clarify the exceptions.

We hope that we have responded adequately to all of your comments.  If we missed any comments or if there are additional matters we need to discuss, please contact me at 414/298-2474 or cmweber@rwbaird.com.

Very truly yours,

Charles M. Weber
Secretary
Baird Funds, Inc.

Prospectus

October 27 , 2008

Riverfront Long-Term Growth Fund

The Securities and Exchange Commission has not
approved or disapproved of these securities or
determined if this prospectus is truthful or complete.
Any representation to the contrary is a criminal offense.

TABLE OF CONTENTS

RISK/RETURN SUMMARY	3

INVESTMENT OBJECTIVE	3
PRINCIPAL INVESTMENT STRATEGIES	3
PRINCIPAL RISKS	5
NON-PRINCIPAL INVESTMENT STRATEGIES AND RELATED RISKS	7
WHO MAY WANT TO INVEST IN THE FUND	9
PERFORMANCE INFORMATION	9
FEES AND EXPENSES	9

MANAGEMENT OF THE FUND	10

THE ADVISOR AND SUB-ADVISOR	11
PORTFOLIO MANAGEMENT TEAM	12
HISTORICAL PERFORMANCE INFORMATION FOR LONG-TERM GROWTH ACCOUNTS MANAGED BY RIVERFRONT INVESTMENT TEAM	12

YOUR ACCOUNT	14

DISTRIBUTION OF SHARES	14
DESCRIPTION OF CLASSES	15
SHARE PRICE	15
BUYING SHARES	16
SELLING SHARES	20
EXCHANGING SHARES	22
GENERAL TRANSACTION POLICIES	22

PORTFOLIO HOLDINGS DISCLOSURE POLICY	24

DISTRIBUTIONS AND TAXES	24

DISTRIBUTIONS	24
TAXATION	24

PRIVACY POLICY	PP-1

FOR MORE INFORMATION	BACK COVER

Please find the Privacy Policy for Baird Funds, Inc.
inside the back cover of this prospectus.

Risk/Return Summary

This prospectus describes the Riverfront Long-Term Growth Fund (the “Fund”), a mutual fund offered by Baird Funds, Inc. (“Baird Funds” or the “Company”).  Robert W. Baird & Co. Incorporated (“Baird” or the “Advisor”) serves as the investment adviser to the Fund, and Riverfront Investment Group, LLC (“Riverfront” or the “Sub-Advisor”) serves as sub-adviser and is responsible for the day-to-day management of the assets of the Fund.

Investment Objective

The investment objective of the Fund is to provide long-term capital appreciation.

Principal Investment Strategies

To achieve its investment objective, the Fund invests at least 80% of its net assets directly or through exchange-traded funds (“ETFs”) in common stocks of domestic and foreign companies across varying market capitalization ranges, styles and economic sectors.  Normally, a significant percentage (up to 40%) of the Fund’s net assets will be invested in international equities, including stocks of companies in emerging markets .

Investment Selection Process

In constructing the Fund’s portfolio, Riverfront employs a multi-dimensional investment discipline, involving:

●	Strategic asset allocation
●	Tactical adjustments, sector strategy and optimized security selection
●	Disciplined risk management

Strategic Asset Allocation.  In making strategic asset allocation decisions for the Fund, Riverfront seeks to identify various equity and other asset classes or market sectors that appear to present attractive relative long-term value and capital growth opportunities over a three- to five-year period, and to position the Fund’s portfolio across asset classes that offer the optimal combination of risk and long-term return potential.  Equity asset classes or market sectors may include various combinations of equity securities of companies across the market capitalization spectrum, growth and value stocks, U.S. stocks and foreign equities (e.g., large-cap growth, mid-cap value, small-cap value, foreign developed country and emerging markets).  Based on an analysis of historical returns, Riverfront believes that a strong relationship exists between the price paid for an asset and asset’s subsequent longer-term return, and looks for asset classes that offer good relative values.  Riverfront applies sophisticated mathematical models to various asset classes to produce forward-looking estimates of their potential long-term returns based upon whether the asset class is priced above or below its historical long-term average, and combines those estimates with volatility and correlation assumptions to select asset classes with long-term growth potential and determine the percentage each asset class will represent of the entire portfolio.

Tactical Adjustments.  After determining the strategic asset allocation for the Fund, Riverfront applies tactical allocation that incorporates price, economic and earnings momentum into the asset allocation decisions.  Tactical allocation combines mathematical valuation models with market judgment and technical analysis in making risk-controlled adjustments to the strategic asset allocation in order to take advantage of short-term opportunities.  The most significant tactical adjustments are made to markets in which investor sentiment has driven valuations to an extreme, the trend in those markets is showing signs of turning, and the Federal Reserve policy is clearly supportive of the market’s new direction.  The maximum tactical adjustment to the percentage represented by a particular asset class relative to the strategic asset allocation is normally 10%.  The allocation among the asset classes may vary substantially over time.

Sector Strategy and Security Selection.  Riverfront uses both fundamental and technical analysis to determine sector strategy and select individual securities for the Fund.  Fundamental analysis is used to determine to the relative attractiveness of specific economic sectors and securities in terms of their long-term capital growth potential , and technical analysis is used to understand investor sentiment that drives price to earnings multiples and to challenge Riverfront’s fundamental viewpoint.

Benchmark.  The Fund intends to compare its performance against the total return of the S&P 500 Stock Index.

Risk Management.  Riverfront utilizes risk management techniques in its investment process.  Those techniques include understanding the risks being assumed, monitoring the impact of those risks on performance and promptly addressing those asset classes that are not performing.

The Riverfront portfolio and risk management teams meet regularly to review holdings, evaluate their risks, assess the portfolio managers’ conviction levels on the holdings, and determine decision points for the sale of holdings. Riverfront will sell positions in individual securities and ETFs when it no longer believes they present attractive long-term growth opportunities relative to other possible investments in that asset class or when Riverfront changes its strategic asset allocation or makes tactical adjustments to address underperforming asset classes.

Market Capitalization Strategy
The Fund will generally invest in stock of companies with various market capitalizations but will typically limit its investments in domestic companies within any single market capitalization category to no more than 50% of its total assets for large-cap or mid-cap and no more than 35% for small-cap.  Under current market conditions, Riverfront defines large-cap stocks as those with market capitalizations in excess of $10 billion; mid-cap stocks as those with market capitalizations ranging from $2 billion to $10 billion; and small-cap stocks as those with market capitalizations below $2 billion.

Exchange-Traded Funds
While the Fund will generally invest in individual stocks and other equity securities of domestic companies, the Fund will invest in exchange-traded funds (“ETFs”) both to supplement and to fill particular asset classes, particularly international equities, emerging markets, fixed income and alternative investments.  The use of ETFs makes it more efficient to make adjustments to asset allocations.  The Fund will not invest more than 25% of its total assets in a single ETF.

Foreign Securities
The Fund may invest directly or indirectly through ETFs in securities of foreign issuers, including issuers located in both developed countries and emerging markets. The Fund will limit its investments in foreign securities to not more than 40% of its total assets, of which not more than 15% will be invested in securities of companies located in emerging markets.

Principal Risks

The main risks of investing in the Fund are:

Allocation Risks
The performance of the Fund relative to its benchmarks will depend largely on Riverfront’s decisions as to strategic asset allocation and tactical adjustments made to the asset allocation.  At times, Riverfront’s judgments as to the asset classes in which the Fund should invest may prove to be wrong, as some asset classes may perform worse than others or the equity markets generally from time to time or for extended periods of time.

Management Risks
The Sub-Advisor’s judgments about the attractiveness, value and potential appreciation of particular asset classes, securities or sectors may prove to be incorrect.  Such errors could result in a negative return and a loss to you.

Sector and Securities Selection Risks
The performance of the Fund is related to the economic sectors that Riverfront may choose to emphasize or de-emphasize, as well as to the individual securities selected by Riverfront within those sectors.  The investment returns for particular economic sectors will fluctuate and may be lower than other sectors.  In addition, the individual securities chosen for investment within a particular sector may underperform other securities within that same sector.

Stock Market Risks
The Fund will invest primarily in common stocks .   Stock prices vary and may fall, often in tandem with fluctuations in the overall stock markets, thus reducing the value of the Fund’s investments.  Certain stocks selected for the Fund’s portfolio may decline in value more than the overall stock markets.

Style Investing Risks
Different types of stocks tend to shift into and out of favor depending on market and economic conditions.  To the extent the Fund focuses on a particular style of stocks (such as growth or value), its performance may at times be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style.  Growth stocks, which are characterized by high price-to-earnings ratios, may be more volatile than value stocks with lower price-to-earnings ratios.

Small- and Mid-Cap Risks
From time to time, the Fund may invest significantly in small-capitalization and mid-capitalization stocks, which are often more volatile and less liquid than investments in larger companies.  The frequency and volume of trading in securities of smaller and mid-size companies may be substantially less than is typical of larger companies.  Therefore, the securities of smaller and mid-size companies may be subject to greater and more abrupt price fluctuations.  In addition, smaller and mid-size companies may lack the management experience, financial resources and product diversification of larger companies, making them more susceptible to market pressures and business failure.

ETF Investment Risks
ETFs are investment companies that are bought and sold on a securities exchange.  The price of an ETF can fluctuate within a wide range, and the Fund could lose money by investing in an ETF if the prices of the securities owned by the ETF go down.  The market price of an ETF’s shares may trade at a discount to their net asset value, meaning that the Fund could pay more to purchase shares of an ETF, or receive less in a sale of shares of an ETF, than the net asset value of the ETF.  ETFs are also subject to potential liquidity risk because an active trading market for an ETF’s shares may not develop or be maintained, trading of an ETF’s shares may be halted from time to time, or the shares are de-listed from the exchange. In addition, the Fund incurs its proportionate shares of the expenses of the ETFs in which it invests, which has the effect of increasing the operating expenses of the Fund and thus the costs of your investment in the Fund.

The Fund is also subject to the specific risks applicable to each ETF in which it invests, which include the risks described above.  Certain of the ETFs may focus their investments in a particular geographic region, industry or type of security.  Such concentration may expose those ETFs to special risks, including the risk that the particular region, industry or type of security may experience greater volatility and significant underperformance relative to the securities markets generally.  By investing in ETFs the Fund will be affected by the investment policies and strategies employed by the ETFs and the specific securities in which they invest.  Because of the significance of the Fund’s investments in ETFs, the performance of the Fund will be closely related to the performance of the ETFs, and there is no assurance that the investment objectives of the ETFs will be achieved.

Foreign Issuer and Emerging Markets Risks
The Fund will invest in securities of foreign issuers, which are subject to certain inherent risks, such as political or economic disruptions or instability of the country of issue, the difficulty of predicting international trade patterns, foreign currency fluctuations, and the possibility of imposition of exchange controls.  Such securities may also be subject to greater variations in price than securities of domestic corporations.  At times, the prices of foreign stocks and the prices of U.S. stocks have moved in opposite directions.  Foreign securities may be less liquid and involve higher transaction costs, as foreign securities markets may be less efficient than U.S. markets.  In addition, there may be less publicly available information about a foreign company than about a domestic company.  Foreign companies generally are not subject to uniform accounting, auditing and financial reporting standards comparable to those applicable to domestic companies.  With respect to certain foreign countries, there is a possibility of expropriation or confiscatory taxation, or diplomatic developments, which could affect investment in those countries.

The risks of foreign investments typically are greater in emerging markets.  Less developed countries may have smaller securities markets and lower trading volumes, which may lead to greater price volatility.  These countries may have less developed legal and accounting structures and are more likely to experience high levels of inflation, deflation or currency devaluations, which could adversely affect their economies and securities markets.  Some emerging markets in which the Fund invests through ETFs are located in parts of the world that have historically been prone to natural disasters or are economically sensitive to environmental events.  The occurrence of any such event could cause a significant impact on their respective economies and the Fund’s investments in these countries.

The Fund cannot guarantee that it will achieve its investment objective.  Please be aware that you may lose money by investing in the Fund.

Non-Principal Investment Strategies and Related Risks

Although not a principal strategy, the Fund may invest in various asset classes in addition to common stocks in pursuit of its investment objective when Riverfront believes such classes are experiencing valuations below their historical norms or offer diversification benefits to the Fund’s portfolio and present opportunities for long-term growth of capital.  The Fund may also hold some assets in cash from time to time.  The other asset classes in which the Fund may invest (and the risks associated with them) are described below.

Preferred Stock and Convertible Securities
The Fund may invest up to 10% of its total assets directly or through ETFs in preferred stock and convertible securities. Preferred stocks are securities that represent an equity or ownership interest in an issuer (often without voting rights), but have economic characteristics similar to fixed-income securities. Preferred stock normally pays dividends at a specified rate and has precedence over common stock in the event the issuer is liquidated or declares bankruptcy.  However, in the event of an issuer liquidation or bankruptcy, the claims of owners of bonds take precedence over the claims of those who own preferred stock.  Preferred stock will lose value if the issuer’s ability to pay dividends deteriorates or if the issuer defaults.  The market prices of preferred stocks can be sensitive to changes in interest rates in a manner similar to bonds.

Convertible securities are hybrid securities that combine the investment characteristics of bonds and common stocks.  Convertible securities include corporate bonds and preferred stocks that are convertible into common stock, as well as debt securities with warrants (which permit their owners to buy a specified amount of stock at a predetermined price) or common stock attached.  Convertible securities tend to have credit ratings that are below investment-grade because companies that issue them often do not have high credit ratings and convertible securities are normally considered “junior” securities.  Issuers usually must pay interest on their conventional debt before they can make payments on their convertible securities and if an issuer stops making interest or principal payments, convertible securities may become worthless.  The value of the convertible security will increase (or decrease) with the price of the underlying common stock.  Convertible securities are subject to the risks associated with bonds such as credit risk and interest rate risk as well as the risks associated with stocks such as market risk.

Fixed Income Securities (including High-Yield Debt)
Where opportunities for long-term growth are identified, the Fund may invest directly or indirectly through ETFs in corporate debt securities, mortgage-backed and asset-backed securities, and U.S. Government and agency securities with various maturities and durations.  The Fund may invest in debt securities that are below investment grade (commonly referred to as “high-yield” or “junk” bonds), as well as securities that are unrated but determined by the Sub-Advisor to be below investment grade.  The Fund may also invest in distressed or default securities.  Under normal conditions, the Fund’s investments in fixed income securities (including high-yield, distressed and default securities) will not exceed 10% of the Fund’s total assets.

The value of a bond or other fixed income security is affected significantly by changes in prevailing interest rates – generally, when interest rates rise, the bond’s value declines and when interest rates decline, its market value rises.  This is known as interest rate risk.  Certain fixed-income securities, such as mortgage- and asset-backed securities, may be particularly subject to interest rate risk.  A decline in prevailing interest rates may result in accelerated prepayments by the borrowers, causing the Fund to replace the securities by investing in securities with lower yields.  When interest rates rise, there is a risk that these securities will be paid off more slowly than anticipated, preventing the Fund from investing the proceeds in higher yielding securities.  Generally, the longer a bond’s maturity, the greater the risk and the higher its yield.  Conversely, the shorter a bond’s maturity, the lower the risk and the lower its yield.  A bond’s value may also be affected by changes in its credit quality rating or the issuer’s financial condition.  A bond is subject to the risk that an issuer may encounter financial difficulties rendering it unable to meet its payment obligations on the bond.

Non-investment grade bonds, while generally offering higher yields than investment grade securities with similar maturities, involve greater risk, including the possibility of default or bankruptcy.  Junk bonds have speculative characteristics and the issuers of them have weakened capacity to make principal and interest payments due to changes in economic conditions, unanticipated financial problems and other adverse circumstances. Non-investment grade bonds tend to be more sensitive to economic conditions and therefore credit risk than higher-rated debt securities.  The secondary trading market for non-investment grade debt securities is generally not as liquid as the secondary trading market for higher-rates securities.  Periods of economic uncertainty generally result in increased volatility in the market prices of these securities.  Distressed or default securities are speculative and involve significant risk of non-payment and total loss.

Commodity-Linked Investments
The Fund may invest directly or indirectly through ETFs in securities, derivatives and other instruments (i.e., options, swap contracts and notes) linked to certain commodities, baskets of commodities and/or commodity indices, based on the Sub-Advisor’s expectations of their relative long-term growth potential.  These commodity-linked investments may at times not be correlated to the traditional equity markets.  The Fund will not invest more than 10% of its total assets in commodity-linked investments; however, this restriction does not apply to direct investments in publicly traded securities of companies with businesses related to commodities, such as oil and gas companies, mining companies, agricultural companies or food manufacturing/processing companies.

The Fund’s commodity-linked investments may subject the Fund to greater volatility than investments in traditional securities.  The performance of commodity futures and other commodity-linked investments may not be correlated to the securities markets, and is affected by events, developments and conditions relevant to the particular commodity such as speculative trading activity, periods of illiquidity, commodity index volatility, counterparty risk, demand and supply, weather, livestock or crop disease, tariffs, embargoes, government regulation and intervention, gross domestic product, geopolitical and international economic developments, interest rates and other factors influencing the specific commodity.

Other Alternative Investments
The Fund may invest directly or indirectly through ETFs in securities, derivatives and other instruments (i.e., options, futures, swap contracts and notes) linked to real estate and foreign currencies.  Like commodity-linked investments, these other alternative asset classes may have little or no correlation to the equity markets but are nonetheless believed by the Sub-Advisor to offer attractive potential long-term returns.  The Fund will not invest more than 10% of its total assets in any one of these alternative asset classes.  This restriction does not apply to investments in the securities of companies the businesses of which are related to currencies or real estate such as banks or other financial services companies or publicly traded REITs.

Investments in real estate and foreign currencies may perform differently from the securities markets generally.  These alternative investments may also be illiquid, difficult to price and leveraged so that small changes in value may produce disproportionate losses.  The performance of a real estate-linked investment may be affected by interest rates, availability of construction and mortgage capital, consumer confidence, economic conditions in particular regions, demographic patterns, real estate value, supply and demand, and zoning, environmental and tax laws.  Currency-linked investments can be speculative since they are based on foreign exchange rates, which may be extremely volatile and are significantly affected by domestic and international political, economic and social developments, fiscal and monetary policies, trade policies and investor speculation.

Cash and Similar Short-Term Instruments; Temporary Strategies
Under normal market conditions, the Fund may invest up to 10% of its net assets in cash or similar short-term, investment grade securities, including U.S. government securities, repurchase agreements, commercial paper or certificates of deposit.  In addition, the Fund may invest up to 20% of its net assets in cash or short-term, investment grade securities as a temporary defensive position during adverse market, economic or political conditions and in other limited circumstances.  To the extent a Fund engages in any temporary strategies or maintains a substantial cash position, the Fund may not achieve its investment objective.  The Fund may have additional investments in short-term, cash-equivalent instruments to the extent it is able to invest the collateral received from borrowers of the Fund’s portfolio securities.

Who May Want to Invest in the Fund

The Fund may be appropriate for investors who:

●	Wish to invest for the long-term;
●	Want to realize capital appreciation on investments in equity securities across a broad range of asset classes; and
●	Are willing to assume the risk of investing in equity securities.

The Fund is not appropriate for investors who have short-term financial goals or those seeking current income.

Before investing in the Fund, you should carefully consider:

●	Your investment goals;
●	The amount of time you are willing to leave your money invested; and
●	The amount of risk you are willing to take.

Performance Information

No historical performance information is available for the Fund because it did not commence operations until the date of this prospectus. The Fund’s primary benchmark index against which it will measure performance will be the S&P 500 Stock Index.

Fees and Expenses

This table describes the fees and expenses that you may pay if you buy and hold Investor Class shares or Institutional Class shares of the Fund.

Shareholder Fees
(fees paid directly from your investment)
The shares of the Fund are no-load, so you pay no sales charges (loads) to buy or sell shares.*

Estimated Annual Fund Operating Expenses
(expenses that are deducted from Fund assets; as a percent of average net assets)

	Investor Class Shares	Institutional Class Shares
Management Fees(1)	0.65%	0.65%
Distribution and Service (12b-1) Fees(2)	0.25%	None
Other Expenses(3)	1.22%	1.22%
Acquired Fund Fees and Expenses(4)	0.15%	0.15%
Total Annual Fund Operating Expenses	2.27%	2.02%
Less Expense Reimbursement(5)	-1.12%	-1.12%
Net Annual Fund Operating Expenses	1.15%	0.90%

*	The Fund will charge a $15 fee for wire transfers of redemption proceeds. The wire transfer fee may be waived in limited circumstances. See “Payment of Redemption Proceeds.”

(1)	Out of the management fee paid to Baird, Baird is responsible for paying the sub-advisory fee to Riverfront.

(2)
Because the Fund pays 12b-1 distribution fees for its Investor Class shares, which are based upon the Fund’s assets attributable to the Investor Class, if you own Investor Class shares of the Fund for a long period of time, these fees will increase the cost of your investment and may cost you more than paying other types of sales charges.

(3)	“Other Expenses” are based on amounts estimated to be incurred by the Fund in the current fiscal year and include custodian, administration, transfer agency and other customary expenses.

(4)
“Acquired Fund Fees and Expenses” are the fees and expenses expected to be incurred by the Fund in connection with its investments in ETFs and other investment companies, which are estimated based on assumptions as to the extent to which the Fund is expected to invest in investment companies in the current fiscal year.

(5)
The Advisor has contractually agreed to limit the Fund’s Total Annual Fund Operating Expenses to 1.15% of average daily net assets for the Investor Class shares and 0.90% of average daily net assets for the Institutional Class shares of the Fund, at least through December 31, 2011.   This agreement may not be terminated prior to December 31, 2011 except with the approval of the Baird Funds’ Board of Directors.   The Advisor’s agreement to limit the Fund’s expenses does not include taxes, brokerage commissions or extraordinary expenses incurred by the Fund , which may cause the Fund’s Net Annual Fund Operating Expenses to be higher than those stated above. The Advisor can recapture any expenses it has reimbursed within a three-year period following such reimbursement if the expense ratios in those future years are less than the limits specified above and less than the limits in effect at that future time.  However, the Fund is not obligated to pay any such reimbursed expenses more than three years after the date on which the expenses were reimbursed.

Example
The following example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds.

The example assumes that:

●	You invest $10,000 in the Fund for the time periods indicated;
●	You redeem all of your shares at the end of those periods;
●	Your investment has a 5% return each year;
●	Your dividends and distributions have been reinvested; and
●	The Fund’s operating expenses remain the same.

Please note that the one-year numbers below are based on the Fund’s net expenses resulting from the expense limitation agreement described above.  Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 Year	3 Years
Investor Class Shares	$117	$365
Institutional Class Shares	$92	$287

Management of the Fund

The Advisor and Sub-Advisor

Baird

Robert W. Baird & Co. Incorporated, subject to the general supervision of the Company’s Board of Directors (the “Board”), is the primary investment adviser to the Fund and is responsible for the overall management of its assets, including the appointment of Riverfront Investment Group, LLC as sub-adviser.  In its role as sub-adviser, Riverfront is responsible for the day-to-day management of the assets of the Fund, including the purchase, retention and sale of securities, in accordance with the Fund’s investment objective and policies.  This includes making investment decisions and buying and selling securities.  Pursuant to an Investment Advisory Agreement between the Company and the Advisor, for its services, the Advisor receives an annual fee of 0.65% of the average daily net assets of the Fund.  The advisory fee is accrued daily and paid monthly.   Out of that fee, Baird pays to Riverfront for sub-advisory services an annual fee of 0.45% of the average daily net assets of the Fund, subject to the commitment to cap the Fund’s operating expenses as described below.

The Advisor has contractually agreed to waive its fees and/or reimburse the Fund’s operating expenses at least through December 31, 2011 to the extent necessary to ensure that the total operating expenses, excluding taxes, brokerage commissions and extraordinary expenses (on an annual basis) do not exceed 1.15% of the Fund’s average daily net assets attributable to the Investor Class and 0.90% of the Fund’s average daily net assets attributable to the Institutional Class.  The Sub-Adviser shares in this expense cap commitment through a reduction in the amount of the sub-advisory fee otherwise payable by the Advisor while the Advisor is waiving a portion of its management fee or reimbursing the Fund for its operating expenses. The Advisor is permitted to recoup the fees waived and/or expenses paid within a three-year period to the extent of the expense limitation.  Any waivers or reimbursements have the effect of lowering the overall expense ratio for the Fund and increasing the overall return to investors at the time any such amounts are waived and/or reimbursed.

Under the Investment Advisory Agreement, the Advisor may delegate any of its duties to a sub-advisor, subject to approval by the Board of Directors, including a majority of the directors who are not interested persons” (as defined under the Investment Company Act of 1940) of the Advisor, and, if required, by the requisite vote of the shareholders of the Fund.  In addition, the Board has approved a policy allowing the Advisor to terminate a sub-advisor and hire a new sub-advisor or to manage the Fund without hiring a new sub-advisor, and to make material amendments to the sub-advisory agreement, without approval by the shareholders of the Fund, to the extent permitted by SEC rule or exemptive order. To date, Baird Funds have not applied for an exemptive order.

Baird was founded in 1919 and has its main office at 777 East Wisconsin Avenue, Milwaukee, Wisconsin 53202.  The Advisor provides investment management services for individuals and institutional clients including pension and profit sharing plans.  As of September 30, 2008, the Advisor had over $23 billion in assets under management.

Riverfront

Riverfront, established in April 2008 by the former Chief Investment Officer, Chief Investment Strategist and Chief Equity Strategist at Wachovia Securities, is located at 9011 Arboretum Parkway, Suite 110, Richmond, Virginia 23236.  Riverfront is majority-owned by its employees but is affiliated with Baird as a result of Baird’s minority equity interest and representation on Riverfront’s board. Riverfront provides discretionary and non-discretionary asset management services to high net worth individuals and institutions using various asset allocation, ETF and foundation equity strategies. As of September 30 , 2008, Riverfront had more than $ 225 million in assets under management.

A discussion regarding the basis for the Board’s approval of the investment advisory and sub-advisory agreements will be available in the Fund’s 2008 Annual Report.

Portfolio Management Team

The individuals listed below are members of the investment management team that manages the Fund’s investments.  As described below, each member has a different role on the team, and decisions as to the purchases and sales of securities are considered by the relevant members of the team as indicated below. The Funds’ SAI provides additional information about the members of the investment management team, including other accounts they manage, their ownership of Fund shares and their compensation.

Michael Jones, CFA
Mr. Jones co-manages the Fund and in that capacity is primarily responsible for making strategic asset allocation decisions for the Fund.  He has been Chairman and Chief Investment Officer of Riverfront Investment Management, LLC since co-founding the firm in April 2008.  Previously, Mr. Jones was Chief Investment Officer for Wachovia Securities since 2002 .  He has more than 23 years of investment experience. Mr. Jones received his BA from the College of William and Mary and his MBA from the Wharton School at the University of Pennsylvania.

Rod Smyth
Mr. Smyth co-manages the Fund and in that capacity is primarily responsible for making tactical adjustments to the strategic asset allocation made for the Fund.  He also selects the foreign securities and related ETFs to buy and sell for the Fund.  Mr. Smyth has been Chief Investment Strategist of Riverfront since co-founding the firm in April 2008. Previously, Mr. Smyth was Chief Investment Strategist for Wachovia Securities since 2000 .  He has more than 25 years of investment experience.  Mr. Smyth received his BA from Dundee University in Scotland.

Doug Sandler, CFA
Mr. Sandler co-manages the Fund and in that capacity is primarily responsible for determining the specific economic sectors and domestic equity securities and related ETFs to buy and sell for the Fund.  Mr. Sandler oversees a team of equity portfolio managers and research analysts who make investment recommendations.  Mr. Sandler has been Chief Equity Officer of Riverfront since co-founding the firm in April 2008.  Previously, Mr. Sandler was Chief Equity Strategist for Wachovia Securities since 2001 .  He has more than 16 years of investment experience.  Mr. Sandler received his BS in Accounting and his MBA from the University of Richmond.

Tim Anderson, CFA
Mr. Anderson co-manages the Fund and in that capacity is primarily responsible for determining the specific fixed income securities and alternative investments (and related ETFs) to buy and sell for the Fund.  Mr. Anderson has been Chief Fixed Income Officer of Riverfront since June 2008.  Previously, he was Chief Fixed Income Strategist for Wachovia Securities since 2004 .  Prior to 2004, he was the senior high yield trader for Calamos Investments and high yield portfolio manager for Harris Investment Management.  He has more than 20 years of investment experience.  Mr. Anderson received his BS from DePaul University and his MBA from the University of Chicago.

Historical Performance Information for Long-Term Growth Accounts Managed by Riverfront Investment Team

The following table sets forth the historical composite performance data for all actual, fee-paying, discretionary equity accounts that have investment objectives, policies, strategies and risks substantially similar to those of the Riverfront Long-Term Growth Fund (the “Long-Term Growth Accounts”), managed by the same individuals at the Sub-Advisor who comprise the Fund’s investment team for the periods indicated.  The Long-Term Growth Accounts represented assets of $ 63 million under the Sub-Advisor’s management as of September 30, 2008.

PERFORMANCE OF THE LONG-TERM GROWTH ACCOUNTS IS HISTORICAL AND DOES NOT REPRESENT THE FUTURE PERFORMANCE OF THE RIVERFRONT LONG-TERM GROWTH FUND, THE ADVISOR OR THE SUB-ADVISOR.

All returns presented were calculated on a total return basis and include all dividends and interest, accrued income, and realized and unrealized gains and losses.  All returns presented below reflect the deduction of the Riverfront Long-Term Growth Fund’s Institutional Class total estimated annual fund operating expenses, both before and after the Advisor’s contractual fee waiver and/or expense reimbursement, as set forth under the heading “Fees and Expenses of the Funds , ” as well as the composite returns of the Long-Term Growth Accounts net of fees and other costs actually paid by the accounts contained in the composite.   Securities transactions are accounted for on the trade date and accrual accounting is utilized.  Cash and cash equivalents are included in performance returns.  The composite’s returns are calculated on a time-weighted basis.  Leverage has not been used in the Long-Term Growth Accounts.  The Long-Term Growth Accounts are not subject to the diversification requirements, tax restrictions or investment limitations imposed on the Fund by the Investment Company Act of 1940, as amended, or Subchapter M of the Internal Revenue Code.  Consequently, the performance results of the Long-Term Growth Accounts could have been adversely affected if they had been regulated under the federal securities and tax laws.  The investment results of the composite presented below are unaudited and are not intended to predict or suggest the future returns of the Fund.  The standards used to calculate total return as presented in the following table, which are referred to as the Global Investment Performance Standards (GIPS®) developed by the CFA Institute, differ from the standards required by the Securities and Exchange Commission (the “SEC”) for calculation of average annual total return.

Long-Term Growth Accounts
Managed by Investment Team

Periods Ended 9/30/08	Long-Term Growth Accounts Composite (after deducting Fund’s Net Annual Operating Expenses)	Long-Term Growth Accounts Composite (after deducting Fund’s Total Annual Operating Expenses)	Long-Term Growth Accounts Composite (after deducting advisory fees and other costs charged to client accounts)	S&P 500® Stock Index(1)
Average Annual Total Returns
1 year	____%	___ _%	____ %	____%
3 years	____%	____ %	____ %	____%
5 years (2)	____%	____ %	____ %	____%

(1)
The S&P 500® Stock Index consists of 500 leading companies in leading industries of the U.S. economy and is widely regarded as the best gauge for the U.S. equities market.  The index does not reflect any deduction for fees, expenses or taxes. A direct investment in an index is not possible.

(2)
The Long-Term Growth Composite began on October 1, 2003.  The Composite represents accounts managed by the investment team while at Wachovia Securities until March 31, 2008 and thereafter while they were at Riverfront without a break in performance.  Nearly all of the investment management team, including portfolio managers and research analysts, responsible for the Long-Term Growth Composite while at Wachovia Securities, joined Riverfront, satisfying the GIPS® requirements for portability of performance.

Your Account

Distribution of Shares

Distributor
The Advisor, Robert W. Baird & Co. Incorporated, is also the distributor (the “Distributor”) for shares of the Fund, and a member of the Financial Industry Regulatory Authority.

Rule 12b-1 Plan
The Fund has adopted a distribution and shareholder service plan pursuant to Rule 12b-1 under the Investment Company Act of 1940 (the “Rule 12b-1 Plan”).  Under the Rule 12b-1 Plan, the Investor Class shares pay the Distributor a fee of 0.25% of their average daily net asset value.  The Distributor uses this fee primarily to finance activities that promote the sale of Investor Class shares.  Such activities include, but are not necessarily limited to, compensating brokers, dealers, financial intermediaries and sales personnel for distribution and shareholder services, printing and mailing prospectuses to persons other than current shareholders, printing and mailing sales literature, and advertising.  Because 12b-1 fees are ongoing, over time these fees will increase the cost of your investment and may cost you more than paying other types of sales charges.

Sales and Networking Programs
The Distributor has established a referral program pursuant to which it may pay cash compensation to its sales personnel for sales of Institutional Class shares of the Fund.  Compensation paid to participants in this program for sales of Institutional Class shares of the Fund may be more or less than compensation they receive for sales of shares of other investment companies. The Distributor will pay compensation under the referral program out of its own resources.  Accordingly, the referral program will not affect the price an investor will pay for Institutional Class shares of the Fund.  Please see “Fees and Expenses” for information about the Fund’s fees and expenses.

From time to time, the Distributor and/or Riverfront may also pay brokers, dealers or other financial intermediaries for the provision of certain marketing support and administrative, shareholder and other services on behalf of their clients who are Fund shareholders, including the distribution and marketing of the Fund.  In some circumstances, the Fund may directly pay the intermediary for performing sub-transfer agency and related services provided that the aggregate fee does not exceed what the Fund would pay the transfer agent if the intermediary’s clients were direct shareholders of the Fund.  Any such payments in excess of these limitations will be made from the Distributor’s (and/or Riverfront’s) own resources and will not increase costs to the Funds.  The payments to these firms may vary based on the types of services provided, the level of sales activity and amount of their clients’ assets invested in the Funds.  These payments may influence the broker, dealer or intermediary to recommend a particular Fund, or a particular class of Fund shares, over another investment.  The Distributor (and/or Riverfront) may be reimbursed for such payments, if permissible, under the Funds’ Rule 12b-1 Plan.

Description of Classes

The Fund offers two classes of shares:  Investor Class and Institutional Class.  The classes differ with respect to their minimum investments.  In addition, Investor Class shares impose a Rule 12b-1 fee that is assessed against the assets of the Fund attributable to that class.

The Distributor may select financial institutions, such as banks, fiduciaries, custodians, investment advisers and broker-dealers, as agents to provide sales or administrative services for their clients or customers who beneficially own Investor Class shares.  Financial institutions will receive 12b-1 fees from the Distributor based upon shares owned by their clients or customers.  The Distributor will determine the schedule of such fees and the basis upon which such fees will be paid.

Share Price

Shares of each class in the Fund are sold at their net asset value (“NAV”).

The NAV for each class of shares of the Fund is determined as of the close of regular trading on the New York Stock Exchange (the “NYSE”) (currently 3:00 p.m., Central time) Monday through Friday, except on
When making a purchase request, make sure your request is in good order. “Good order” means your purchase request includes:
days the NYSE is not open. If the NYSE closes at any other time, or if an emergency exists, NAV may be	●	The name of the Fund;
calculated at a different time. The NYSE is closed most national holidays and Good Friday. Please refer to	●	The dollar amount of shares to be purchased;
the Fund’s SAI for a complete list of the days that the NYSE is closed.	●	Purchase application or investment stub; and
	●	Check payable to Baird Funds or, if paying by wire, receipt of Federal Funds.

The NAV for a class of shares is determined by adding the value of the Fund’s investments, cash and other assets attributable to a particular share class, subtracting the liabilities attributable to that class and then dividing the result by the total number of shares outstanding in the class.

The Fund’s investments are valued according to market value.  Most stocks held by the Fund (including shares of exchange-traded funds) are listed on a U.S. exchange, and their market values are equal to their last quoted sales prices (or, for NASDAQ-listed stocks, the NASDAQ Official Closing Prices).  The Fund values investment companies at their current reported NAV calculated in accordance with their respective prospectuses or market prices in the case of ETFs. Any options, futures contracts or other derivative instruments, if traded on an exchange, will be valued at their last quoted sales prices.  Debt securities are generally valued by Interactive Data Corporation (IDC), an independent pricing service, using valuation methods based on various market and other inputs that are designed to approximate market value.   When a market quote for a security is not readily available or deemed to be inaccurate by the Advisor, or when IDC does not provide a price for a security, the Advisor will value the security at “fair value” as determined in accordance with procedures adopted by the Board and subject to the Board’s ultimate supervision .  In accordance with these procedures, the Advisor may use broker quotes or, if broker quotes are unavailable or are deemed to be unreliable, fair value will be determined by the valuation committee of the Advisor.  In determining fair value, the valuation committee takes into account all relevant factors and available information.  Consequently, the price of the security used by a Fund to calculate its NAV may differ from a quoted or published price for the same security.  Fair value pricing involves subjective judgments and it is possible that the fair value determined for a security is materially different than the value that could be realized upon the sale of that security.

Prospectuses for the ETFs in which the Fund invests explain the circumstances under which such funds will use fair value pricing and the effects of using fair value pricing.

Securities held by the Fund and ETFs in which the Fund invests may be listed on foreign exchanges that trade on days when the Fund does not calculate NAV.  As a result, the market value of the Fund’s investments may change on days when you cannot purchase or sell Fund shares.  In addition, a foreign exchange may not value its listed securities at the same time that the Fund calculates its NAV.  If a significant event occurs in a foreign market after the close of the exchange that may affect a security’s value, such security may be valued at its fair value pursuant to the procedures discussed above.

Buying Shares

Minimum Investments

	Initial Purchase	Subsequent Purchases
Investor Class Shares	$1,000 - IRAs $2,500 - all other accounts	$100 $100
Institutional Class Shares	$25,000	No minimum

Minimum Investment Reductions – Institutional Class Shares
The minimum initial investment amount for Institutional Class shares is waived for all employees, directors and officers of the Advisor, the Sub-Advisor or Baird Funds and members of their families (including parents, grandparents, siblings, spouses, children and in-laws of such employees, directors and officers).  It is also waived for clients of the Advisor who acquire shares of the Fund made available through a fee-based investment advisory program offered by the Advisor.  Also, the minimum initial investment amount for Institutional Class shares may be waived or reduced at the discretion of the Distributor, including waivers or reductions for purchases made through certain registered investment advisers and qualified third-party platforms.

Timing of Requests
Your price per share will be the NAV next computed after your request is received in good order by the Fund or its agents.  All requests received in good order before the close of regular trading on the NYSE will be executed at the NAV computed on that day.  Requests received after the close of regular trading on the NYSE will receive the next business day’s NAV.

Receipt of Orders
Shares may only be purchased on days the NYSE is open for business.  The Fund may authorize one or more broker-dealers to accept on their behalf purchase and redemption orders that are in good order.  In addition, these broker-dealers may designate other financial intermediaries to accept purchase and redemption orders on the Fund’s behalf.  Contracts with these agents require the agents to track the time that purchase and redemption orders are received.  Purchase and redemption orders must be received by the Fund or authorized intermediaries before the close of regular trading on the NYSE to receive that day’s share price.

Customer Identification Procedures
The Company, on behalf of the Fund, is required to comply with various anti-money laundering laws and regulations.  To help the government fight the funding of terrorism and money laundering activities, Federal law requires all financial institutions, including mutual funds, to obtain, verify and record information that identifies each person who opens an account.

In compliance with the USA PATRIOT Act, please note that U.S. Bancorp Fund Services, LLC, the Company’s transfer agent (the “Transfer Agent”), will verify certain information on your Account Application as part of the Fund’s Anti-Money Laundering Program.  As requested on the Account Application, you should supply your full name, date of birth, social security number and permanent street address.  Mailing addresses containing only a P.O. Box will not be accepted.  If you require assistance when completing your application, please call (toll free) 1-866-44BAIRD.

If the Company or the Transfer Agent does not have a reasonable belief of the identity of a shareholder, the initial purchase will be rejected or the shareholder will not be allowed to perform a transaction on the account until such information is received.  The Fund also reserves the right to close the account within five business days if clarifying information and/or documentation is not received.  Any delay in processing your order will affect the purchase price you receive for your shares.  The Company, the Distributor and the Transfer Agent are not liable for fluctuations in NAV experienced as a result of such delays in processing.  If at any time the Company or the Transfer Agent detects suspicious behavior or if certain account information matches government lists of suspicious persons, the Company or the Transfer Agent may determine not to open an account, may reject additional purchases, may close an existing account, may file a suspicious activity report and/or may take other action.

The Fund may not be sold to investors residing outside the U.S. and its territories, except upon evidence of compliance with the laws of the applicable foreign jurisdictions.

Market Timing Policy
Depending on various factors (including the size of the Fund, the amount of assets the Sub-Advisor typically maintains in cash or cash equivalents, and the dollar amount, number and frequency of trades), short-term or excessive trading into and out of the Fund, generally known as market timing, may harm all shareholders by: disrupting investment strategies; increasing brokerage, administrative and other expenses; decreasing tax efficiency; diluting the value of shares held by long-term shareholders; and impacting Fund performance.   Baird Funds discourages and does not accommodate frequent purchases and redemptions of Fund shares.   The Board has approved policies that seek to discourage frequent purchases and redemptions and curb the disruptive effects of market timing (the “Market Timing Policy”).  Pursuant to the Market Timing Policy, the Fund may decline to accept an application or may reject a purchase request, including an exchange, from a market timer or an investor who, in the Advisor’s sole discretion, has a pattern of short-term or excessive trading or whose trading has been or may be disruptive to the Fund.  For these purposes, the Advisor may consider an investor’s trading history in the Fund or other Baird Funds.  The Company, the Advisor, the Sub-Advisor and affiliates thereof are prohibited from entering into arrangements with any shareholder or other person to permit frequent purchases and redemptions of Fund shares.

The Company monitors and enforces its market timing policy through:

●	Regular reports to the Board by the Baird Funds’ Chief Compliance Officer regarding any instances of suspected market timing;

●	Monitoring of trade activity; and

●	Restrictions and prohibitions on purchases and/or exchanges by persons believed to engage in frequent trading activity.

In addition, if market timing is detected in an omnibus account held by a financial intermediary, the Fund may request that the intermediary restrict or prohibit further purchases or exchanges of Fund shares by any shareholder that has been identified as having violated the Market Timing Policy.  The Fund may also request that the intermediary provide identifying information, such as social security numbers, and trading information about the underlying shareholders in the account in order to review any unusual patterns of trading activity discovered in the omnibus account.

While the Fund seeks to take action that will detect and deter market timing, the risks of market timing cannot be completely eliminated.  For example, the Fund may not be able to identify or reasonably detect or deter market timing transactions that may be facilitated by financial intermediaries or made difficult to identify through the use of omnibus accounts by those intermediaries that transmit purchase, exchange, or redemption orders to the Funds on behalf of their customers who are the beneficial owners.  More specifically, unless the financial intermediaries have the ability to detect and deter market timing transactions themselves, the Fund may not be able to determine whether the purchase or sale is connected with a market timing transaction.  Additionally, there can be no assurance that the systems and procedures of the Transfer Agent will be able to monitor all trading activity in a manner that would detect market timing.  However, the Fund, the Sub-Advisor, the Distributor and the Transfer Agent will attempt to detect and deter market timing in transactions by all Fund investors, whether directly through the Transfer Agent or through financial intermediaries.

Methods of Buying
	To Open an Account	To Add to an Account
By Telephone
You may not use the telephone purchase option for your initial purchase of the Fund’s shares.  However, you may call the Funds
(toll-free) at 1-866-44BAIRD to open a new account by requesting an exchange from another Baird Fund into the Fund.  See “Exchanging Shares.”

You may call the Fund (toll-free) at
1-866-44BAIRD to place your order for Fund shares.  You will then be able to move money from your bank account to your Fund account upon request.  Only bank accounts held at domestic institutions that are Automated Clearing House (“ACH”) members may be used for telephone transactions.  The minimum telephone purchase is $100.

By Mail
Make your check payable to “Baird Funds.”  All checks must be in U.S. dollars drawn on U.S. financial institutions.  Forward the check and your application to the address below.  To prevent fraud, the Fund will not accept cash, money orders, third party checks, traveler’s checks, credit card checks, starter checks or U.S. Treasury checks for the purchase of shares.  If your check is returned for any reason, a $25 fee will be assessed against your account and you will be responsible for any loss incurred by the Fund(s).  The Fund will only accept payment by cashier’s check when the cashier’s check is in excess of $10,000.  The Fund is unable to accept post-dated checks, post-dated on-line bill pay checks or any conditional order or payment.

Fill out the investment stub from an account statement, or indicate the Fund name (Riverfront Long-Term Growth Fund) and account number on your check.  Make your check payable to “Baird Funds.”  Forward the check and stub to the address below.

By Federal Funds Wire	Forward your application to Baird Funds at the address below. Call (toll-free) 1-866-44BAIRD to obtain an account number. Wire funds using the instructions to the right.
Notify the Fund of an incoming wire by calling (toll-free)
1-866-44BAIRD.  Use the following instructions:
U.S. Bank, N.A.
777 E. Wisconsin Ave.
Milwaukee, WI 53202
ABA#:  075000022
Credit:
U.S. Bancorp Fund Services, LLC
Account #: 112-952-137
Further Credit:
(name of Fund, share class)
(name/title on the account)
(account #)
The Fund, the Advisor and the Transfer Agent are not responsible for the consequences of delays resulting from the banking or Federal Reserve Wire system, or from incomplete wiring instructions.

Automatic Investment Plan
Open a Fund account with one of the other methods.  If by mail, be sure to include your checking account number on the appropriate section of your application and enclose a voided check or deposit slip with your initial purchase application.

If you did not set up an Automatic Investment Plan with your original application, call the Funds (toll-free) at 1-866-44BAIRD.  Additional investments (minimum of $100) will be taken from your checking account automatically monthly or quarterly.   If you do not have sufficient funds in your account or if your account is closed at the time of the automatic transaction, you will be assessed a $25 fee.

Through Shareholder Service Organizations	To purchase shares for another investor, call the Fund (toll-free) at 1-866-44BAIRD.	To purchase shares for another investor, call the Fund (toll-free) at 1-866-44BAIRD.
By Exchange	Call the Fund (toll-free) at 1-866-44BAIRD to obtain exchange information. See “Exchanging Shares.”	Call the Fund (toll-free) at 1-866-44BAIRD to obtain exchange information. See “Exchanging Shares.”

You should use the following addresses when sending documents by mail or by overnight delivery:

By Mail Baird Funds, Inc. c/o U.S. Bancorp Fund Services, LLC P.O. Box 701 Milwaukee, Wisconsin 53201-0701	By Overnight Delivery Baird Funds, Inc. c/o U.S. Bancorp Fund Services, LLC 615 E. Michigan Street, Third Floor Milwaukee, Wisconsin 53202

NOTE:  The Fund does not consider the U.S. Postal Service or other independent delivery services to be its agents.

Selling Shares

Methods of Selling
To Sell Some or All of Your Shares
By Telephone
Call the Fund (toll-free) at 1-866-44BAIRD to place the order.  (Note: for security reasons, requests by telephone will be recorded.)  Telephone redemptions involving $50,000 or more of Investor Class shares are not permitted.

By Mail
Send a letter to the Fund that indicates the dollar amount or number of shares you wish to redeem.  The letter should contain the Fund’s name, the account number and the number of shares or the dollar amount of shares to be redeemed.  Be sure to have all shareholders sign the letter and, if necessary, have the signature guaranteed.  For IRA accounts, requests submitted without an election regarding tax withholding will be subject to tax withholding.

Systematic Withdrawal Plan
The Fund offers shareholders a Systematic Withdrawal Plan.  Call the Funds (toll-free) at 1-866-44BAIRD to arrange for regular monthly or quarterly fixed withdrawal payments.  The minimum payment you may receive is $50 per period.  Note that this plan may deplete your investment and affect your income or yield.

Shareholder Service Organization	Consult your account agreement for information on redeeming shares.
By Exchange	Call the Fund (toll-free) at 1-866-44BAIRD to obtain exchange information. See “Exchanging Shares” for further information.

Payment of Redemption Proceeds
You may request redemption of your shares at any time. Your shares will be redeemed at the next NAV per share calculated after your order is received in good order by the Fund or its agents. You may receive		When making a redemption request, make sure your request is in good order. “Good order” means your letter of instruction includes:
the proceeds in one of three ways:		●	The name of the Fund;
		●	The number of shares or the dollar amount of shares to be
1)	A check mailed to your account’s address. Your proceeds will typically be sent on the business		redeemed;
	day following the day on which the Fund or its agent receives your request in good order. Checks will not be forwarded by the U.S. Postal Service, so please notify us if your address has changed	●	Signatures of all registered shareholders exactly as the shares are registered and, if necessary, with a signature guarantee; and
	prior to a redemption request. A redemption request made within 15 days of an address change will	●	The account number.
require a signature guarantee. Proceeds will be sent to you in this way, unless you request one of the alternatives described below.
2)
The proceeds transmitted by Electronic Funds Transfer (“EFT”) to a properly pre-authorized bank account.  The proceeds usually will arrive at your bank two banking days after we process your redemption.

3)
The proceeds transmitted by wire to a pre-authorized bank account for a $15 fee.   This fee will be deducted from your redemption proceeds for complete redemptions.  In the case of a partial redemption, the fee will be deducted from the remaining account balance.  The fee is paid to the Transfer Agent to cover costs associated with the transfer.  The Advisor reserves the right to waive the wire fee in limited circumstances.  The proceeds usually will arrive at your bank the first banking day after we process your redemption.  Be sure to have all necessary information from your bank.  Your bank may charge a fee to receive wired funds.

Before selling recently purchased shares, please note that if the Transfer Agent has not yet collected payment for the shares you are selling, there may be a delay in sending the proceeds until the payment is collected, which may take up to 12 calendar days from the purchase date.  This procedure is intended to protect the Fund and its shareholders from loss.

The Transfer Agent will send redemption proceeds by wire or EFT only to the bank and account designated on the account application or in written instructions (with signatures guaranteed) subsequently received by the Transfer Agent, and only if the bank is a member of the Federal Reserve System.  If the dollar or share amount requested to be redeemed is greater than the current value of your account, your entire account balance will be redeemed.  If you choose to redeem your account in full, any Automatic Investment Plan currently in effect for the account will be terminated unless you indicate otherwise in writing and any Systematic Withdrawal Plan will be terminated.

Signature Guarantees
A signature guarantee of each owner is required to redeem shares in the following situations:

●	If you change ownership on your account;
●	When redemption proceeds are sent to any person, address or bank account not on record;
●	For written requests to wire redemption proceeds (if not previously authorized on the account);
●	If a change of address request has been received by the Transfer Agent within the last 15 days; and
●	For all redemptions of Investor Class shares totaling $50,000 or more from any shareholder account.

In addition to the situations described above, the Fund and/or the Transfer Agent reserve the right to require a signature guarantee in other instances based on the circumstances relative to the particular situation.

Signature guarantees are designed to protect both you and the Fund from fraud.  Signature guarantees can be obtained from most banks, credit unions or saving associations, or from broker-dealers, national securities exchanges, registered securities exchanges or clearing agencies deemed eligible by the SEC.  Notaries cannot provide signature guarantees.

Corporate, Trust and Other Accounts
Redemption requests from corporate, trust and institutional accounts, and executors, administrators and guardians, require documents in addition to those described above evidencing the authority of the officers, trustees or others.  In order to avoid delays in processing redemption requests for these accounts, you should call the Fund (toll-free) at 1-866-44BAIRD before making the redemption request to determine what additional documents are required.

Transfer of Ownership
In order to change the account registrant or transfer ownership of an account, additional documents will be required.  To avoid delays in processing these requests, you should call the Fund (toll-free) at 1-866-44BAIRD before making your request to determine what additional documents are required.

Exchanging Shares

You may exchange all or a portion of your investment from the same class of one Baird Fund to another.  You may also exchange between classes of the Fund or other Baird Funds if you meet the minimum investment requirements for the class into which you would like to exchange.  Any new account established through an exchange will be subject to the minimum investment requirements applicable to the shares acquired.  Exchanges will be executed on the basis of the relative NAV of the shares exchanged.  The exchange privilege may be exercised only in those states where the class of shares of the Fund being acquired legally may be sold.

An exchange is considered to be a sale of shares for federal income tax purposes on which you may realize a taxable gain or loss.

Call the Fund (toll-free) at 1-866-44BAIRD to learn more about exchanges and other Baird Funds.

More Information about the Exchange Privilege
The Fund is intended as a long-term investment vehicle and not to provide a means of speculating on short-term market movements.  In addition, excessive trading can hurt the Fund’s performance and shareholders.  Therefore, the Fund may terminate, without notice, the exchange privilege of any shareholder who uses the exchange privilege excessively.  See “Your Account—Buying Shares— Market Timing Policy.”  The Fund may change or temporarily suspend the exchange privilege during unusual market conditions.

General Transaction Policies

The Fund reserves the right to:

●	Vary or waive any minimum investment requirement.

●	Refuse, change, discontinue, or temporarily suspend account services, including purchase, exchange, or telephone redemption privileges, for any reason.

●
Reject any purchase request (including a purchase request in connection with exchange) for any reason.  Generally, the Fund does this if the purchase is disruptive to the efficient management of the Fund (due to the timing of the investment or a shareholder’s history of excessive trading).   A rejection of a purchase request will be made, if at all, within two trading days following receipt of the order in good form.

●
Reinvest a distribution check in your account at the Fund’s then-current NAV and reinvest all subsequent distributions if you elect to receive distributions in cash and the U.S. Postal Service cannot deliver your check, or if a distribution check remains uncashed for six months.

●
Redeem all shares in your account if your balance falls below the Fund’s minimum requirements for the applicable class of shares.  If, within 60 days of the Fund’s written request, you have not increased your account balance, you may be required to redeem your shares.  The Fund will not require you to redeem shares if the value of your account drops below the investment minimum due to fluctuations of NAV.

●	Delay paying redemption proceeds for up to seven days after receiving a request.

●	Modify or terminate the Automatic Investment and Systematic Withdrawal Plans at any time.

●	Modify or terminate the exchange privilege after a 60-day written notice to shareholders.

●
Make a “redemption in kind” (a payment in portfolio securities rather than cash) if the amount you are redeeming is in excess of the lesser of (i) $250,000 or (ii) 1% of the Fund’s assets. In such cases, you may incur brokerage costs in converting these securities to cash.

●	Reject any purchase or redemption request that does not contain all required documentation.

If you elect telephone privileges on the account application or in a letter to the Fund, you may be responsible for any fraudulent telephone orders as long as the Fund has taken reasonable precautions to verify your identity.  In addition, once you place a telephone transaction request, it cannot be canceled or modified.

During periods of significant economic or market change, telephone transactions may be difficult to complete.  If you are unable to contact the Fund by telephone, you may also mail the requests to the Fund at the address listed under “Buying Shares.”

In an effort to decrease costs, the Fund will reduce the number of duplicate prospectuses, annual and semi-annual reports you receive by sending only one copy of each to those addresses shared by two or more accounts.  Call toll-free at 1-866-44BAIRD to request individual copies of these documents.  The Fund will begin sending individual copies 30 days after receiving your request.  This policy does not apply to account statements.

Your broker-dealer or other financial organization may establish policies that differ from those of the Fund.  For example, the organization may charge transaction fees, set higher minimum investments, or impose certain limitations on buying or selling shares in addition to those identified in this prospectus.  Contact your broker-dealer or other financial organization for details.

Portfolio Holdings Disclosure Policy

The Fund’s full portfolio holdings (without showing numbers of shares or dollar values) as of month-end and its top ten holdings as of quarter-end will be posted on the Company’s website at www.bairdfunds.com no earlier than five business days after month-end and quarter-end, respectively.  The monthly holdings information will remain posted on the website until the end of the following month.  The quarterly top ten holdings information will appear in the Fund’s fact sheet, which will remain posted on the website until the end of the following applicable calendar quarter.  The Fund will also file its portfolio holdings as of the end of the first and third fiscal quarters with the SEC on Form N-Q within 60 days after the end of the quarter, and files its portfolio holdings as of the end of the second and fourth fiscal quarters with the SEC on Form N-CSR within 10 days after mailing its annual and semi-annual reports to shareholders.  A description of the Fund’s policies and procedures with respect to the disclosure of the Fund’s portfolio holdings is available in the SAI.

Distributions and Taxes

Distributions

The Fund makes distributions to its shareholders from the Fund’s net investment income and any realized net capital gains.

Distributions from the Fund’s net investment income are declared and paid annually.  Capital gains, if any, are generally distributed once a year.  It is expected that the Fund’s distributions will be primarily distributions of capital gains.

Each share class determines its net investment income and capital gains distributions in the same manner.  However, because Investor Class shares have Rule 12b-1 distribution fees, distributions of net investment income paid to Investor Class shareholders will be lower per share than those paid to Institutional Class shareholders.

All of your distributions from the Fund’s net investment income and capital gains will be reinvested in additional shares of the same class of the Fund unless you instruct otherwise on your account application or have redeemed all shares you held in the Fund.

Taxation

Fund distributions are taxable to most investors (unless your investment is in an IRA or other tax-advantaged account) regardless of whether the distributions are received in cash or reinvested in Fund shares.  Distributions paid by the Fund out of its net investment income (which includes dividends, interest, net short-term capital gains and net gains from foreign currency transactions), if any, generally are taxable to the Fund’s shareholders as ordinary income, except to the extent any of the dividends are “qualified dividends,” as described below.  Distributions from the Fund’s net investment income may be eligible for the corporate dividends-received deduction.

To the extent that the Fund distributes “qualified dividend” income to its shareholders, the receipt of such income may be eligible for the reduced rate of tax applicable to non-corporate shareholders on net long-term capital gains.  If the Fund has gross income (excluding net capital gains) of which more than 95% was qualified dividends, all of the Fund’s distributions attributable to net investment income will be eligible for the lower rates on qualified dividends.  Certain holding period requirements also must be satisfied by both the Fund and the shareholder to obtain qualified dividend treatment.  Distributions of net capital gains (the excess of net long-term capital gains over net short-term capital losses) are generally taxable as long-term capital gains whether reinvested in additional Fund shares or received in cash and regardless of the length of time a shareholder has owned Fund shares.

A distribution from the Fund’s net investment income or capital gains declared by the Fund in October, November or December, but paid during January of the following year, will be considered to be paid on December 31 of the year it was declared.

If the value of shares is reduced below a shareholder’s cost as a result of a distribution by the Fund, the distribution will be taxable even though it, in effect, represents a return of invested capital.  Investors considering buying shares just prior to a distribution of the Fund’s net investment income or capital gains should be aware that, although the price of shares purchased at that time may reflect the amount of the forthcoming distribution, those who purchase just prior to the record date for a distribution may receive a distribution which will be taxable to them.

Shareholders will be advised annually as to the federal tax status of all distributions made by the Fund for the preceding year.  Distributions by the Fund may also be subject to state and local taxes.  Please note that distributions of both net investment income and capital gains are taxable even if reinvested.

Shareholders who sell, exchange or redeem shares generally will have a capital gain or loss from the sale, redemption or exchange.  The amount of the gain or loss and the rate of tax will depend mainly upon the amount paid for the shares, the amount received from the sale, exchange or redemption, and how long the shares were held by a shareholder.

Some foreign governments levy withholding taxes against dividend and interest income.  Although in some countries a portion of these taxes is recoverable, the non-recovered portion will reduce the return on the Fund’s securities.  The Fund may elect to pass through to you your pro rata share of foreign income taxes paid by the Fund.  The Fund will notify you if it makes such an election.

Additional tax information may be found in the SAI.  Because everyone’s tax situation is unique, always consult your tax professional about federal, state, foreign and local tax consequences of an investment in the Fund.

BAIRD FUNDS, INC. PRIVACY POLICY

This disclosure is being made pursuant to Regulation S-P concerning the Baird Funds’ privacy policy.  It is our policy to protect the privacy and security of your personal and financial information.  We treat your information as confidential and recognize the importance of protecting access to it.

We collect and maintain information about you so that we can open and maintain your account in the Funds and provide various services to you.  We may collect and maintain the following personal information about you:

●
Information we receive from you or your financial advisor on account applications or other forms, correspondence, or conversations, such as your name, address, e-mail address, phone number, social security number, assets, income and date of birth; and

●	Information about your transactions with us, our affiliates, or others, such as your account number and balance, positions, activity, history, cost basis information, and other financial information.

We do not sell any of your information to third parties.  We do not disclose any nonpublic personal information about you to nonaffiliated third parties, except as requested or authorized by you, as necessary to process a transaction or service an account, as requested by regulatory authorities or as otherwise permitted or required by law.  For example, we are permitted by law to disclose all of the information we collect, as described above, to our transfer agent to process your transactions.  We may also provide your name and address to third party service providers who send account statements and other Fund-related materials to you.  We restrict access to your nonpublic personal information to those persons who require such information to provide products or services to you. We maintain physical, electronic, and procedural safeguards to guard your nonpublic personal information.

In the event that you hold shares of the Funds through a financial intermediary, including, but not limited to, a broker-dealer, bank, or trust company, the privacy policy of your financial intermediary would govern how your nonpublic personal information would be shared with nonaffiliated third parties.

Not a part of the Prospectus.

PP-1

For More Information

You can find more information about the Fund in the following documents:

Statement of Additional Information (“SAI”)
The SAI contains details about the investments and techniques of the Fund and certain other additional information.  A current SAI is on file with the Securities and Exchange Commission (“SEC”) and is incorporated by reference into this prospectus.  This means that the SAI is legally considered a part of this prospectus even though it is not physically within this prospectus.

Annual and Semi-Annual Reports
The Fund’s Annual and Semi-Annual Reports will provide information regarding the Fund’s financial reports and portfolio holdings as they become available.  The Annual Report will contain a discussion of the market conditions and investment strategies that significantly affected the Fund’s performance during the Fund’s last fiscal year.

You can obtain a free copy of these documents, request other information, or make general inquiries about the Fund by calling the Fund (toll-free) at 1-866-44BAIRD or by writing to:

Baird Funds, Inc.
c/o U.S. Bancorp Fund Services, LLC
P.O. Box 701
Milwaukee, WI 53201-0701

The SAI and the Annual and Semi-Annual Reports will also be available, free of charge, on the Fund’s website at www.bairdfunds.com.

You may write to the SEC’s Public Reference Room at the regular mailing address or the e-mail address below and ask them to mail you information about the Fund, including the SAI.  They will charge you a fee for this duplicating service.  You can also visit the SEC’s Public Reference Room and review and copy documents while you are there.  For more information about the operation of the SEC’s Public Reference Room, contact the SEC at the telephone number or e-mail address below.

Public Reference Section
Securities and Exchange Commission
100 F Street
Washington, D.C. 20549-0102
publicinfo@sec.gov
(202) 551-8090

Reports and other information about the Fund will also be available on the EDGAR database on the SEC’s Internet website at http://www.sec.gov.

1940 Act File No. 811-09997

BAIRD FUNDS, INC.
Statement of Additional Information

Riverfront Long-Term Growth Fund

October 27, 2008

This Statement of Additional Information (“SAI”) is not a prospectus and should be read in conjunction with the Prospectus dated October 27, 2008 of the Riverfront Long-Term Growth Fund (the “Fund”).  The Fund is a newly established series of Baird Funds, Inc. (the “Company”).  This SAI contains additional information about principal strategies and risks already described in the Prospectus, as well as descriptions of non-principal strategies not described in the Prospectus.  Copies of the Fund’s Prospectus may be obtained by writing the Funds at 615 East Michigan Street, P.O. Box 701, Milwaukee, Wisconsin 53201-0701 or by calling (toll-free) 1-866-44BAIRD.  You should read this SAI together with the Prospectus and retain it for further reference.

A copy of the 2008 Annual Report for the Fund may be obtained, when it becomes available, without charge by calling the Fund (toll-free) at 1-866-44BAIRD.

TABLE OF CONTENTS

Page

BAIRD FUNDS, INC.	3

INVESTMENT STRATEGIES AND RISKS	3

INVESTMENT OBJECTIVES AND LIMITATIONS	23

NET ASSET VALUE	25

ADDITIONAL PURCHASE AND REDEMPTION INFORMATION	26

DESCRIPTION OF SHARES	29

ADDITIONAL INFORMATION CONCERNING TAXES	29

MANAGEMENT OF THE COMPANY	29

CONTROL PERSONS AND PRINCIPAL SHAREHOLDERS	34

PORTFOLIO TRANSACTIONS	34

INVESTMENT ADVISORY AND OTHER SERVICES	36

PORTFOLIO MANAGERS	40

DISTRIBUTION PLAN	42

PORTFOLIO HOLDINGS DISCLOSURE POLICY	43

ANTI-MONEY LAUNDERING PROGRAM	44

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM AND FINANCIAL STATEMENTS	45

COUNSEL	45

PERFORMANCE	45

BAIRD FUNDS, INC.

The Company is an open-end, diversified management investment company.  The Fund is a series of common stock of the Company, a Wisconsin corporation that was incorporated on June 9, 2000.  The Company is authorized to issue shares of common stock in series and classes.  Each series of the Company is currently divided into two classes, an Investor Class and an Institutional Class.  The Company also offers three equity funds and five fixed income funds that are described in separate Prospectuses and SAIs.

INVESTMENT STRATEGIES AND RISKS

General Information Regarding the Fund

The Fund’s investment objective is long-term capital appreciation.  The Fund seeks its investment objective by investing at least 80% of its net assets either directly or through exchange-traded funds (“ETFs”) in common stocks of both domestic and foreign issuers across varying market capitalization ranges, styles and economic sectors. Normally, a significant percentage (up to 40%) of the Fund’s net assets will be invested directly or indirectly through ETFs in international equities, including up to 15% in stocks of companies in emerging markets.   Although not a principal strategy, t he Fund may also have exposure to other asset classes, such as preferred stock and convertible securities, fixed income securities (including high-yield debt securities ), commodities, real estate and foreign currencies, when such classes are experiencing valuations below their historical norms or offer diversification benefits to the Fund’s portfolio and present opportunities for long-term growth of capital.  The Fund may also hold some assets in cash from time to time.

The investment advisor to the Fund is Robert W. Baird & Co. Incorporated (“Baird” or the “Advisor”).  The Advisor has engaged the services of Riverfront Investment Group, LLC (“Riverfront” or the “Sub-Advisor”), as sub-advisor to the Fund.  The Sub-Advisor is responsible for the day-to-day management of the Fund’s investment portfolio in a manner consistent with the Fund’s investment objective and principal investment strategies.  The Sub-Advisor determines the strategic asset allocations and tactical adjustments to be made for the portfolio as well as the individual securities and other investments to purchase, hold and sell for the Fund. The Advisor is responsible for overseeing the Sub-Advisor’s management of the Fund’s investment portfolio and has the right to terminate the services of the Sub-Advisor at any time without shareholder approval.

The Fund may purchase common stocks, convertible and non-convertible preferred stocks, ETF shares, convertible debt securities, equity interests in trusts, partnerships, limited liability companies and similar enterprises, warrants, options and stock purchase rights (“equity securities”).

In addition, the Fund may purchase investment grade and high-yield corporate debt securities, U.S. Government and agency securities, mortgage-backed and asset-backed securities, collateralized mortgage and collateralized debt obligations, municipal securities and Eurobonds.  The Fund may also invest in structured products and exchange-traded notes that pay interest at a rate linked to an underlying asset or basket of assets, such as an index, currency, economic sector or group of securities.  The Fund may also invest in short-term instruments and cash-equivalent investments, including commercial paper, repurchase agreements, money market funds, certificates of deposit, variable rate notes, bankers’ acceptances and U.S. Treasury securities.

Common Stocks.   As a principal strategy, t he Fund invests primarily in common stocks either directly or indirectly through ETFs.  Common stock represents an equity or ownership interest in an issuer.  Common stock typically entitles the owner to vote on the election of directors and other important matters.  Common stocks may pay dividends but only if and when declared by the issuer’s board of directors.  In the event an issuer is liquidated or declares bankruptcy, the claims of owners of bonds, other debt holders and owners of preferred stock take precedence over the claims of those who own common stock.

Exchange-Traded Funds and Other Investment Companies.   As a principal strategy, t he Fund may invest significantly in securities issued by ETFs and other investment companies within the limits prescribed by the Investment Company Act of 1940, as amended (the “1940 Act”), in furtherance of its investment objective and principal strategies.  The Fund and its affiliates may not hold more than 3% of an investment company’s outstanding voting stock.  The Fund is expected to invest a significant portion of its assets in ETFs that hold international equities, including the securities of companies in emerging markets and lesser developed countries and regions.  The Fund may also purchase ETFs that invest in companies that have particular market capitalizations, that are in specific industries and economic sectors and that comprise various equity indices.  The Fund may also purchase ETFs that make investments linked to alternative asset classes and related indices, such as commodities, currencies, real estate, hedging strategies and private equity. The Fund may acquire ETFs as a means of investing cash temporarily in instruments that may generate returns comparable to the Fund’s benchmark index.  As an owner of an ETF, mutual fund or another investment company, the Fund bears, along with other shareholders, a pro-rata portion of the other investment company’s expenses, including advisory fees, and such fees and other expenses will be borne indirectly by the Fund’s shareholders.  These expenses would be in addition to the advisory and other expenses that the Fund bears directly in connection with its own operations.

Foreign Securities and Depositary Receipts.   As a principal strategy, t he Fund may invest in foreign securities.  Foreign securities are equity or debt securities issued by entities organized, domiciled or with principal executive offices outside the United States.  Securities issued by certain companies organized outside the U.S. may not be deemed to be foreign securities if the company’s principal operations are conducted from the U.S. or when the company’s securities trade principally on a U.S. stock exchange.  The Fund intends to make its investments in foreign securities through ETFs that hold equity securities of companies located in developed countries and regions (such as Europe, Canada, Japan, Australia, Hong Kong, New Zealand and Singapore) as well as developing countries and emerging markets (such as Brazil, Mexico, other countries in Latin America, China, India, South Korea, Taiwan, Malaysia, the Philippines, South Africa, Turkey, Russia and countries in Eastern Europe).  The Fund may also invest in depositary receipts or depositary shares which are securities that evidence ownership interests in foreign securities that have been deposited with a “depository.”  Depositary receipts or shares are generally listed on exchanges or quoted in over-the-counter markets in one country but represent shares of issuers domiciled in another country.  Depositary receipts may be sponsored or unsponsored and include American Depositary Receipts (ADRs), European Depositary Receipts (EDRs) and Global Depositary Receipts (GDRs).  For ADRs, the depository is typically a U.S. financial institution and the underlying securities are issued by a foreign issuer.  For other depositary receipts, the depository may be a foreign or a U.S. entity and the underlying securities may have a foreign issuer.  Depositary receipts will not necessarily be denominated in the same currency as their underlying securities.  Generally, ADRs are issued in registered form, denominated in U.S. dollars and designed for use in U.S. securities markets.  Other depositary receipts, such as EDRs and GDRs, may be issued in bearer form and denominated in other currencies and are generally designed for use in securities markets outside the U.S.  Although the two types of depositary receipt facilities (sponsored and unsponsored) are similar, there are differences regarding a holder’s rights and obligations and the practices of market participants.  A depository may establish an unsponsored facility without participation by or acquiescence of the underlying issuer; typically, however, the depository requests a letter of non-objection from the underlying issuer prior to establishing the facility.  Holders of unsponsored depositary receipts generally bear all of the costs of the facility, and the depository usually charges fees upon the deposit and withdrawal of the underlying securities, the conversion of dividends into U.S. dollars or other currency, the disposition of non-cash distributions and the performance of other services.  The depository of an unsponsored facility frequently is under no obligation to distribute shareholder communications received from the underlying issuer or to pass through voting rights to depositary receipt holders with respect to the underlying securities.  Sponsored depositary receipt facilities, on the other hand, are established jointly by a depository and the underlying issuer through a deposit agreement.  The deposit agreement sets forth the rights and responsibilities of the underlying issuer, the depository and the depositary receipt holders.  With sponsored facilities, the underlying issuer typically bears some of the costs of the depositary receipts (such as dividend payment fees of the depository), although most sponsored depositary receipt holders may bear costs such as deposit and withdrawal fees.  Depositories of sponsored depositary receipts agree to distribute notices of shareholder meetings, voting instructions and other shareholder communications and information to the depositary receipt holders at the underlying issuer’s request.

Investments in foreign securities and depositary receipts involve certain inherent risks, such as political or economic instability of the country of issue, the difficulty of predicting international trade patterns and the possibility of imposition of exchange controls.  Such securities may also be subject to greater fluctuations in price than securities of domestic corporations.  Foreign securities may be less liquid and involve higher transaction costs, as foreign securities markets may be less efficient than U.S. markets.  In addition, there may be less publicly available information about a foreign company than about a domestic company.  Foreign companies generally are not subject to uniform accounting, auditing and financial reporting standards comparable to those applicable to domestic companies.  Evidence of securities ownership may be uncertain in many foreign countries.  As a result, there is a risk that trade details could be incorrectly or fraudulently entered at the time of the transaction, resulting in loss to the Fund. With respect to certain foreign countries, there is a possibility of expropriation or confiscatory taxation, war, terrorism, nationalization, limitations on the removal of funds or other assets, or diplomatic developments that could affect investment in those countries. Certain foreign governments may levy withholding taxes against dividend and interest income from foreign securities.  Although in some countries a portion of these taxes is recoverable, the non-recovered portion of the foreign withholding taxes will reduce the income received from the foreign securities held by the Fund. The value of the foreign securities that are not U.S. dollar-denominated may be significantly affected by changes in currency exchange rates and exchange control regulations.  The U.S. dollar value of a foreign security generally decreases when the value of the U.S. dollar rises against the foreign currency in which the security is denominated and tends to increase when the value of the U.S. dollars falls against such currency.  In addition, the Fund may incur costs in connection with conversions between various currencies. Foreign securities risks are more acute with respect to the stocks of companies based in less developed countries and emerging markets.  Some emerging markets in which the Fund invests through ETFs are located in parts of the world that have historically been prone to natural disasters or are economically sensitive to environmental events.  The occurrence of any such event could cause a significant impact on their respective economies and the Fund’s investments in these countries.

Preferred Stocks.   As a non-principal strategy but consistent with its investment objective, t he Fund may invest up to 10% of its total assets in preferred stocks and convertible securities.  Preferred stocks are securities that represent an equity or ownership interest in an issuer.  Preferred stock generally does not carry voting rights and has economic characteristics similar to fixed-income securities. Preferred stock normally pays dividends at a specified rate and has precedence over common stock in the event the issuer is liquidated or declares bankruptcy.  Normally, preferred stock has a liquidation value that normally equals the original purchase price of the preferred stock at the date of issuance. However, in the event of an issuer liquidation or bankruptcy, the claims of owners of bonds take precedence over the claims of those who own preferred and common stock.  Preferred stock, unlike common stock, often has a fixed or floating dividend rate based on a percentage of the par value of the preferred stock.  A preferred stock dividend is payable from the issuer’s earnings generally before any dividends are paid on the common stock.  Unlike debt securities, dividends on preferred stock typically must be declared by the issuer’s board of directors who is not under any obligation to pay a dividend (even if such dividend has accrued) and may suspend payment of dividends on preferred stock at any time. Preferred stock will lose value if the issuer’s ability to pay dividends deteriorates or if the issuer defaults.  Preferred stock dividends may be cumulative or non-cumulative, participating or auction-rate.  Cumulative dividend provisions require all or a portion of prior unpaid dividends to be paid before dividends can be paid to the holders of common stock.  Participating preferred stock may be entitled to a dividend exceeding the stated dividend (and to share in the dividends being paid on the common stock) in certain cases.  Preferred stock may have mandatory sinking fund provisions, as well as provisions allowing the stock to be called or redeemed, which can limit the benefit of a decline in interest rates.  Because many preferred stocks pay dividends at a fixed rate, their market prices can be sensitive to changes in interest rates in a manner similar to bonds, i.e., as interest rates rise, the value of preferred stocks are likely to decline.  Unlike debt securities, the obligations of an issuer of preferred stock, including dividend and other payment obligations, may not typically be accelerated by the holders of such preferred stock on the occurrence of an event of default (such as a covenant default or filing of a bankruptcy petition) or other non-compliance by the issuer with the terms of the preferred stock.  Often, however, on the occurrence of any such event of default or non-compliance by the issuer, preferred stockholders will be entitled to gain representation on the issuer’s board of directors or increase their existing board representation. In addition, preferred stockholders may be granted voting rights with respect to certain issues on the occurrence of any event of default.  Some preferred stocks may be convertible into common stock.

Convertible Securities.   As a non-principal strategy but consistent with its investment objective, t he Fund may invest in convertible securities, which are hybrid securities that combine the investment characteristics of bonds and common stocks.  Convertible securities include corporate bonds and preferred stocks that are convertible into common stock, as well as debt securities with warrants (which permit their owners to buy a specified amount of stock at a predetermined price) or common stock attached.  Convertible securities tend to have credit ratings that are below investment-grade because companies that issue them often do not have high credit ratings and convertible securities are normally considered “junior” securities.  Issuers usually must pay interest on their conventional debt before they can make payments on their convertible securities. If an issuer stops making interest or principal payments, convertible securities may become worthless.  Like a bond, a convertible security typically pays a fixed rate of interest (or dividends) and promises to repay principal on a given date in the future.  However, an investor can exchange the convertible security for a specific number of shares of the issuer’s common stock at a conversion price specified when the convertible security is issued.  Accordingly, the value of the convertible security will increase (or decrease) with the price of the underlying common stock.  Convertible securities typically pay an income yield that is higher than the dividend yield of the issuer’s common stock but lower than the yield of the issuer’s debt securities.  When a convertible security’s predetermined conversion price is about the same as the price of the issuer’s common stock, the convertible security tends to behave more like the common stock and the price the convertible security may be as volatile as the common stock.  However, when a convertible security’s predetermined conversion price is much higher than the price of the issuer’s common stock, the convertible security takes on the characteristics of a bond and at such times the price of the convertible security will move in the opposite direction of prevailing interest rates.  Convertible securities are subject to the risks associated with bonds such as credit risk and interest rate risk as well as the risks associated with stocks such as market risk.

Commodity-Linked Investments. As a non-principal strategy but consistent with its investment objective, t he Fund may invest up to 10% of its total assets in ETFs (and exchange-traded notes) that hold futures contracts and other derivative instruments and securities linked to physical commodities or commodity indices, such as energy (oil, natural gas and unleaded gasoline), livestock (lean hogs and live cattle), grains (wheat, corn and soybeans), “softs” (cotton, sugar and coffee), industrial metals (aluminum, copper, nickel and zinc) and precious metals (gold and silver).  The Fund’s exposure to the commodities markets may subject the Fund to greater volatility than investments in traditional securities.  Commodity prices may change unpredictably and significantly.  The performance of commodity futures and other commodity-linked investments may not be correlated to the securities markets, and is affected by events, developments and conditions relevant to the particular commodity such as speculative trading activity, current or spot prices for the commodity, periods of illiquidity, temporary distortions and regulatory limits on the amount of permitted fluctuation, commodity index volatility, counterparty risk, demand and supply, weather, livestock or crop disease, technological developments, environmental issues, changes in interest rates, trade, tariffs, embargoes, fiscal, monetary and exchange control programs, government regulation and intervention, gross domestic product, geopolitical and international economic developments and other factors influencing the specific commodity.

Other Alternative Asset Classes.   As a non-principal strategy but consistent with its investment objective, t he Fund may invest in ETFs, exchange-traded notes and other structured products whose performance is linked to other alternative asset classes such as real estate or currencies (or related indices or baskets).  Up to 10% of the Fund’s total assets may be invested in any one alternative asset class. Real estate-linked investments may include holdings of securities of companies that own, operate, develop, construct, improve, finance and lease real estate, including commercial, retail and office space and buildings, hotels, apartments and residences.  Investments related to real estate may be affected by interest rates, availability of construction and mortgage capital, consumer confidence, economic conditions in particular regions, demographic patterns, functional obsolescence or reduced desirability of properties, extended vacancies and tenant bankruptcies,  real estate values, supply and demand, energy costs, catastrophic events, condemnation losses, and zoning, environmental and tax laws.

Investments linked to foreign currencies are subject to the risk of fluctuations in the price of foreign currencies.  Factors affecting the price of a foreign currency include debt level and trade deficit of the foreign government, inflation rates and interest rates (and investors’ expectations about such rates) in the foreign country, investment and trading activity in the foreign currency, monetary and fiscal policies, and global or regional political, economic or financial events and conditions.  Exchange rates between the U.S. dollar and a foreign currency can be volatile and difficult to predict.  Exchange rates may be influenced by changing demand and supply for a particular currency, government intervention, exchange control programs, restrictions on local exchanges or markets, limitations on foreign investment in a country or on investment by residents of a country in other countries, currency devaluations and revaluations, changes in balances of payments and trade, and trade restrictions.

Options Trading.   As a non-principal strategy but consistent with its investment objective, t he Fund may purchase put and call options.  Option purchases by the Fund will not exceed 5% of the Fund’s net assets.  Such options may relate to particular securities or to various indices and will be listed on a national securities exchange and issued by the Options Clearing Corporation.  This is a highly specialized activity that entails greater than ordinary investment risks, including the complete loss of the amount paid as premiums to the writer of the option. Regardless of how much the market price of the underlying security or index increases or decreases, the option buyer’s risk is limited to the amount of the original investment for the purchase of the option.

However, options may be more volatile than the underlying securities or indices, and therefore, on a percentage basis, an investment in options may be subject to greater fluctuation than an investment in the underlying securities.  In contrast to an option on a particular security, an option on an index provides the holder with the right to make or receive a cash settlement upon exercise of the option.  The amount of this settlement will be equal to the difference between the closing price of the index at the time of exercise and the exercise price of the option expressed in dollars, times a specified multiple.

A call option gives the purchaser of the option the right to buy, and a writer the obligation to sell, the underlying security or index at the stated exercise price at any time prior to the expiration of the option, regardless of the market price of the security.  The premium paid to the writer is in consideration for undertaking the obligations under the option contract. A put option gives the purchaser the right to sell the underlying security or index at the stated exercise price at any time prior to the expiration date of the option, regardless of the market price of the security or index.  Put and call options purchased by the Fund will be valued at the last sale price or, in the absence of such a price, at the mean between bid and asked prices.

The Fund may purchase put options on portfolio securities at or about the same time that the Fund purchases the underlying security or at a later time.  By buying a put, the Fund limits the risk of loss from a decline in the market value of the security until the put expires.  Any appreciation in the value of and yield otherwise available from the underlying security, however, will be partially offset by the amount of the premium paid for the put option and any related transaction costs.  Call options may be purchased by the Fund in order to acquire the underlying security at a later date at a price that avoids any additional cost that would result from an increase in the market value of the security.  A call option may also be purchased to increase the Fund’s return to investors at a time when the call is expected to increase in value due to anticipated appreciation of the underlying security.  Prior to its expiration, a purchased put or call option may be sold in a “closing sale transaction” (a sale by the Fund, prior to the exercise of the option that the Fund has purchased, of an option of the same series), and profit or loss from the sale will depend on whether the amount received is more or less than the premium paid for the option plus the related transaction costs.  In addition, the Fund may sell covered call options listed on a national securities exchange.  Such options may relate to particular securities or to various indices.  A call option on a security is covered if the Fund owns the security underlying the call or has an absolute and immediate right to acquire that security without additional cash consideration (or, if additional cash consideration is required, cash or cash equivalents in such amount as required are held in a segregated account by its custodian) upon conversion or exchange of other securities held by the Fund.  A call option on an index is covered if the Fund maintains with its custodian cash or cash equivalents equal to the contract value.  A call option is also covered if the Fund holds a call on the same security or index as the call written where the exercise price of the call held is (i) equal to or less than the exercise price of the call written; or (ii) greater than the exercise price of the call written provided the difference is maintained by the Fund in cash or cash equivalents in a segregated account with its custodian. The aggregate value of the Fund’s assets subject to covered options written by the Fund will not exceed 5% of the value of its net assets.

The Fund’s obligations under a covered call option written by the Fund may be terminated prior to the expiration date of the option by the Fund executing a closing purchase transaction, which is effected by purchasing on an exchange an option of the same series (i.e., same underlying security or index, exercise price and expiration date) as the option previously written.  Such a purchase does not result in the ownership of an option.  A closing purchase transaction will ordinarily be effected to realize a profit on an outstanding option, to prevent an underlying security from being called, to permit the sale of the underlying security or to permit the writing of a new option containing different terms.  The cost of such a liquidation purchase plus transaction costs may be greater than the premium received upon the original option, in which event the Fund will have incurred a loss in the transaction.  An option position may be closed out only on an exchange that provides a secondary market for an option of the same series.  There is no assurance that a liquid secondary market on an exchange will exist for any particular option.  A covered call option writer, unable to effect a closing purchase transaction, will not be able to sell an underlying security until the option expires or the underlying security is delivered upon exercise with the result that the writer in such circumstances will be subject to the risk of market decline during such period.  The Fund will write an option on a particular security only if the Sub-Advisor believes that a liquid secondary market will exist on an exchange for options of the same series which will permit the Fund to make a closing purchase transaction in order to close out its position.

By writing a covered call option on a security, the Fund foregoes the opportunity to profit from an increase in the market price of the underlying security above the exercise price except insofar as the premium represents such a profit, and it is not able to sell the underlying security until the option expires or is exercised or the Fund effects a closing purchase transaction by purchasing an option of the same series.  Except to the extent that a written call option on an index is covered by an option on the same index purchased by the Fund, movements in the index may result in a loss to the Fund; however, such losses may be mitigated by changes in the value of securities held by the Fund during the period the option was outstanding.  The use of covered call options will not be a primary investment technique of the Fund.  When the Fund writes a covered call option, an amount equal to the net premium (the premium less the commission) received by the Fund is included in the liability section of the Fund’s statement of assets and liabilities.  The amount of the liability will be subsequently marked-to-market to reflect the current value of the option written.  The current value of the traded option is the last sale price or, in the absence of a sale, the average of the closing bid and asked prices.  If an option expires on the stipulated expiration date or if the Fund enters into a closing purchase transaction, the Fund will realize a gain (or loss if the cost of a closing purchase transaction exceeds the net premium received when the option is sold) and the liability related to such option will be eliminated.  Any gain on a covered call option on a security may be offset by a decline in the market price of the underlying security during the option period.  If a covered call option on a security is exercised, the Fund may deliver the underlying security held by the Fund or purchase the underlying security in the open market.  In either event, the proceeds of the sale will be increased by the net premium originally received, and the Fund will realize a gain or loss.  Premiums from expired options written by the Fund and net gains from closing purchase transactions are treated as short-term capital gains for federal income tax purposes, and losses on closing purchase transactions are short-term capital losses.

As noted previously, there are several risks associated with transactions in options on securities and indices. These risks include (i) an imperfect correlation between the change in market value of the securities the Fund holds and the prices of options relating to the securities purchased or sold by the Fund; and (ii) the possible lack of a liquid secondary market for an option. A decision as to whether, when and how to use options involves the exercise of skill and judgment, and a transaction may be unsuccessful to some degree because of market behavior or unexpected events.

Futures Contracts and Related Options.   As a non-principal strategy, t he Sub-Advisor may purchase or sell index futures contracts, or options thereon.   Futures contracts and options on futures may be used in furtherance of the Fund’s investment objective, or as a hedge against changes resulting from market conditions in the value of the securities held by the Fund, or of securities which the Fund intends to purchase to maintain liquidity, or to have fuller exposure to price movements in the respective equity index or to reduce transaction costs.  For example, the Fund may enter into transactions involving a bond, stock, commodity, currency or other index futures contract, which is a bilateral agreement pursuant to which the parties agree to take or make delivery of an amount of cash equal to a specified dollar amount times the difference between the index value (which assigns relative values to the securities included in the index) at the close of the last trading day of the contract and the price at which the futures contract is originally struck.  No physical delivery of the underlying securities, commodities, currencies or other instruments in the index is made.

An index assigns relative values to the securities, commodities, currencies or instruments included in the index and the index fluctuates with changes in the market values of the included instruments.  Futures contracts are traded on organized exchanges regulated by the Commodity Futures Trading Commission (the “CFTC”).  Transactions on such exchanges are cleared through a clearing corporation, which guarantees the performance of the parties to each contract.

The Fund may sell index futures contracts. The Fund may do so either to hedge the value of their portfolios as a whole, or to protect against declines in the value of the securities to be sold.  Conversely, the Fund may purchase index futures contracts as a way of equitizing cash pending a more permanent investment or obtaining broader exposure to a market or asset class believed to have long-term growth potential.

Risks associated with the use of futures contracts and options on futures include (a) imperfect correlation between the change in market values of the securities held by the Fund and the prices of related futures contracts and options on futures purchased or sold by the Fund; and (b) the possible lack of a liquid secondary market for futures contracts (or related options) and the resulting inability of the Fund to close open futures positions, which could have an adverse impact on the Fund’s ability to hedge.

Positions in futures contracts may be closed out only on an exchange that provides a secondary market for such futures.  However, there can be no assurance that a liquid secondary market will exist for any particular futures contract at any specific time.  Thus, it may not be possible to close a futures position.  In the event of adverse price movements, the Fund would continue to be required to make daily cash payments to maintain its required margin.  In such situations, if the Fund has insufficient cash, it may have to sell portfolio holdings to meet daily margin requirements at a time when it may be disadvantageous to do so.  In addition, the Fund may be required to make delivery of the instruments underlying futures contracts it holds.  The inability to close options and futures positions also could have an adverse impact on the Fund’s ability to effectively hedge.

Successful use of futures by the Fund is also subject to the Sub-Advisor’s ability to correctly predict movements in the direction of the market.  For example, if the Fund has hedged against the possibility of a decline in the market adversely affecting securities held by it and securities prices increase instead, the Fund will lose part or all of the benefit to the increased value of its securities which it has hedged because the Fund will have approximately equal offsetting losses in its futures positions.  In addition, in some situations, if the Fund has insufficient cash, it may have to sell securities to meet daily variation margin requirements.  Such sales of securities may be, but will not necessarily be, at increased prices that reflect the rising market.  The Fund may have to sell securities at a time when it may be disadvantageous to do so.

Unlike when the Fund purchases or sells a security, no price is paid or received by the Fund upon the purchase or sale of a futures contract.  Initially, in accordance with the terms of the exchange on which such futures contract is traded, the Fund may be required to deposit with the broker or in a segregated account with the Fund’s custodian an amount of cash or cash equivalents, the value of which may vary but is generally equal to 10% or less of the value of the contract.  This amount is known as initial margin.  The initial margin is in the nature of a performance bond or good faith deposit on the contract which is returned to the Fund upon termination of the futures contract assuming all contractual obligations have been satisfied.  Subsequent payments, called variation margin, to and from the broker, will be made on a daily basis as the price of the underlying security or index fluctuates making the long and short positions in the futures contract more or less valuable, a process known as marking to the market.

The risk of loss in trading futures contracts in some strategies can be substantial, due both to the low margin deposits required, and extremely high degree of leverage involved in futures pricing.  As a result, a relatively small price movement in a futures contract may result in immediate and substantial loss (as well as gain) to the investor.  For example, if at the time of purchase, 10% of the value of the futures contract is deposited as margin, a subsequent 10% decrease in the value of the futures contract would result in a total loss of the margin deposit, before any deduction for the transaction costs, if the account were then closed out.  A 15% decrease would result in a loss equal to 150% of the original margin deposit, before any deduction for the transaction costs, if the contract were closed out.   Thus, a purchase or sale of a futures contract may result in losses in excess of the amount invested in the contract.

Utilization of futures transactions by the Fund involves the risk of loss by the Fund of margin deposits in the event of bankruptcy of a broker with whom the Fund has an open position in a futures contract or related option.

Most futures exchanges limit the amount of fluctuation permitted in futures contract prices during a single trading day.  The daily limit establishes the maximum amount that the price of a futures contract may vary either up or down from the previous day’s settlement price at the end of a trading session.  Once the daily limit has been reached in a particular type of contract, no trades may be made on that day at a price beyond that limit.  The daily limit governs only price movement during a particular trading day and therefore does not limit potential losses, because the limit may prevent the liquidation of unfavorable positions.  Futures contract prices have occasionally moved to the daily limit for several consecutive trading days with little or no trading, thereby preventing prompt liquidation of futures positions and subjecting some futures traders to substantial losses.

The trading of futures contracts is also subject to the risk of trading halts, suspensions, exchange or clearing house equipment failures, government intervention, insolvency of a brokerage firm or clearing house or other disruptions of normal trading activity, which could at times make it difficult or impossible to liquidate existing positions or to recover excess variation margin payments.

In connection with a futures transaction, unless the transaction is covered in accordance with the Securities and Exchange Commission (the “SEC”) positions, the Fund will maintain a segregated account with its custodian or sub-custodian consisting of cash or liquid securities equal to the entire amount at risk (less margin deposits) on a continuous basis.  The Company has filed a notice of eligibility for exclusion from the definition of the term “commodity pool operator” in accordance with Rule 4.5 under the Commodity Exchange Act (the “CEA”) and, therefore, is not subject to registration or regulation as a commodity pool operator under the CEA.

Investments in futures options involve some of the same considerations that are involved in connection with investments in futures contracts (for example, the existence of a liquid secondary market).  In addition, the purchase or sale of an option also entails the risk that changes in the value of the underlying futures contract will not be fully reflected in the value of the option purchased.  Depending on the pricing of the option compared to either the futures contract upon which it is based, or upon the price of the securities being hedged, an option may or may not be less risky than ownership of the futures contract or such securities.  In general, the market prices of options can be expected to be more volatile than the market prices on the underlying futures contract.  Compared to the purchase or sale of futures contracts, however, the purchase of call or put options on futures contracts may frequently involve less potential risk to the Fund because the maximum amount at risk is the premium paid for the options (plus transaction costs).

The Fund intends to limit its transactions in futures contracts and related options so that not more than 5% of its net assets are at risk.

Debt Securities.   As a non-principal strategy but consistent with its investment objective, t he Fund may invest directly or indirectly through ETFs up to 10% of its total assets in various types of debt securities, including investment grade and high-yield corporate bonds, U.S. Government and agency securities, mortgage pass-through securities, commercial and residential mortgage-backed securities, asset-backed securities, collateralized mortgage and collateralized debt obligations, municipal securities, exchange-traded notes and structured products.  Debt securities are generally subject to credit or issuer risk, interest rate risk or market risk.  Some bonds may be subject to the risk of being called prior to maturity.  Mortgage-backed securities are subject to prepayment risk or extension risk. At times, certain fixed-income securities may be subject to liquidity and market trading risk. The types of debt securities in which the Fund may invest are described below.

Corporate Debt Securities (Investment Grade and High-Yield).  The Fund may invest in corporate bonds and other debt securities, including in non-investment grade bonds, which are commonly referred to as high-yield or “junk” bonds.  While generally offering higher yields than investment grade securities with similar maturities, non-investment grade debt securities involve greater risks, including the possibility of default or bankruptcy.  They are regarded as predominantly speculative with respect to the issuer’s capacity to pay interest and repay principal.  The special risk considerations in connection with investments in these securities are discussed below.

All interest-bearing securities typically experience appreciation when interest rates decline and depreciation when interest rates rise.  The market values of non-investment grade debt securities tend to reflect individual corporate developments to a greater extent than do higher-rated debt securities, which react primarily to fluctuations in the general level of interest rates.  Non-investment grade debt securities also tend to be more sensitive to economic conditions than are higher-rated securities.  As a result, they generally involve more credit risks than securities in the higher-rated categories.  During an economic downturn or a sustained period of rising interest rates, highly leveraged issuers of non-investment grade debt securities may experience financial stress and may not have sufficient revenues to meet their payment obligations.  The risk of loss due to default by an issuer of these securities is significantly greater than issuers of higher-rated securities because such securities are generally unsecured and are often subordinated to other creditors.  Further, if the issuer of a non-investment grade debt security defaulted, the Fund might incur additional expenses to seek recovery.  Periods of economic uncertainty and changes would also generally result in increased volatility in the market prices of these securities and thus in the Fund’s net asset value.

Non-investment grade debt securities typically contain redemption, call or prepayment provisions which permit the issuer of such securities containing such provisions to redeem the securities at its discretion.  During periods of falling interest rates, issuers of these securities are likely to redeem or prepay the securities and refinance them with debt securities with a lower interest rate.  To the extent an issuer is able to refinance the securities, or otherwise redeem them, the Fund may have to replace the securities with a lower yielding security, which could result in a lower return for the Fund.

Credit ratings issued by credit-rating agencies evaluate the safety of principal and interest payments of rated securities.  They do not, however, evaluate the market value risk of non-investment grade debt securities and, therefore, may not fully reflect the true risks of an investment.  In addition, credit rating agencies may or may not make timely changes in a rating to reflect changes in the economy or in the condition of the issuer that affect the market value of the security.  Consequently, credit ratings are used only as a preliminary indicator of investment quality.  Investments in non-investment grade debt securities will be more dependent on the Sub-Advisor’s credit analysis than would be the case with investments in investment grade debt securities.

The Fund may have difficulty disposing of certain non-investment grade debt securities because there may be a thin trading market for such securities.  Because not all dealers maintain markets in all non-investment grade debt securities there is no established retail secondary market for many of these securities.  To the extent a secondary trading market does exist, it is generally not as liquid as the secondary market for higher-rated securities.  The lack of a liquid secondary market may have an adverse impact on the market price of the security.  The lack of a liquid secondary market for certain securities may also make it more difficult for the Fund to obtain accurate market quotations for valuation purposes.  Market quotations are generally available on many non-investment grade debt securities issues only from a limited number of dealers and may not necessarily represent firm bids of such dealers or prices for actual sales.  During periods of thin trading, the spread between bid and asked prices is likely to increase significantly.  In addition, adverse publicity and investor perceptions, whether or not based on fundamental analysis, may decrease the values and liquidity of non-investment grade debt securities, especially in a thinly traded market.

Government and Agency Obligations.  The Fund may invest in a variety of U.S. Treasury obligations including bonds, notes and bills that mainly differ only in their interest rates, maturities and time of issuance.  The Fund may also invest in other securities issued or guaranteed by the U.S. government, its agencies and instrumentalities, such as obligations of Federal Home Loan Banks, Federal Farm Credit Banks, Federal Land Banks, the Federal Housing Administration, Farmers Home Administration, Export-Import Bank of the United States, Small Business Administration, Government National Mortgage Association (“GNMA”), Federal National Mortgage Association (“FNMA”), General Services Administration, Central Bank for Cooperatives, Federal Home Loan Mortgage Corporation (“FHLMC”), Federal Intermediate Credit Banks, Maritime Administration, and Resolution Trust Corp.

Mortgage-Backed and Asset-Backed Securities.                                                                                                The Fund may purchase residential and commercial mortgage-backed as well as other asset-backed securities (collectively called “asset-backed securities”) that are secured or backed by automobile loans, installment sale contracts, credit card receivables or other assets and are issued by entities such as GNMA, FNMA, FHLMC, commercial banks, trusts, financial companies, finance subsidiaries of industrial companies, savings and loan associations, mortgage banks and investment banks.  These securities represent interests in pools of assets in which periodic payments of interest and/or principal on the securities are made, thus, in effect passing through periodic payments made by the individual borrowers on the assets that underlie the securities, net of any fees paid to the issuer or guarantor of the securities.

The average life of these securities varies with the maturities and the prepayment experience of the underlying instruments.  The average life of a mortgage-backed instrument may be substantially less than the original maturity of the mortgages underlying the securities as the result of scheduled principal payments and mortgage prepayments.  The rate of such mortgage prepayments, and hence the life of the security, will be a function of current market rates and current conditions in the relevant housing and commercial markets.  In periods of falling interest rates, the rate of mortgage prepayments tends to increase.  During such periods, the reinvestment of prepayment proceeds by the Fund will generally be at lower rates than the rates that were carried by the obligations that have been prepaid.  As a result, the relationship between mortgage prepayments and interest rates may give some high-yielding mortgage-related securities less potential for growth in value than non-callable bonds with comparable maturities.  In calculating the average weighted maturity of the Fund, the maturity of asset-backed securities will be based on estimates of average life.  There can be no assurance that these estimates will be accurate.

There are a number of important differences among the agencies and instrumentalities of the U.S. government that issue mortgage-backed securities and among the securities that they issue.  Mortgage-backed securities guaranteed by GNMA, “Ginnie Mae,” include GNMA Mortgage Pass-Through Certificates (also known as “Ginnie Maes”) which are guaranteed as to the timely payment of principal and interest by GNMA and such guarantee is backed by the full faith and credit of the United States.  GNMA is a wholly owned U.S. government corporation within the Department of Housing and Urban Development.  Ginnie Maes also are supported by the authority of GNMA to borrow funds from the U.S. Treasury to make payments under its guarantee.  Mortgage-backed securities issued by FNMA, “Fannie Mae,” include FNMA Guaranteed Mortgage Pass-Through Certificates (also known as “Fannie Maes”) which are solely the obligations of FNMA and are not backed by or entitled to the full faith and credit of the United States, but are supported by the right of the issuer to borrow from the Treasury.  FNMA is a government-sponsored organization owned entirely by private stockholders.  Fannie Maes are guaranteed as to timely payment of the principal and interest by FNMA.  Mortgage-backed securities issued by the FHLMC, “Freddie Mac,” include FHLMC Mortgage Participation Certificates (also known as “Freddie Macs” or “PCs”).  FHLMC is a corporate instrumentality of the United States, created pursuant to an Act of Congress.  Freddie Macs are not guaranteed by the United States or by any Federal Home Loan Bank and do not constitute a debt or obligation of the United States or of any Federal Home Loan Bank.  Freddie Macs entitle the holder to timely payment of interest, which is guaranteed by the FHLMC.  FHLMC guarantees either ultimate collection or timely payment of all principal payments on the underlying mortgage loans.  When FHLMC does not guarantee timely payment of principal, FHLMC may remit the amount due on account of its guarantee of ultimate payment of principal at any time after default on an underlying mortgage, but in no event later than one year after it becomes payable.

The Fund may also invest in mortgage-backed securities such as collateralized mortgage obligations (“CMOs”).  There are several types of mortgage-backed securities which provide the holder with a pro-rata interest in the underlying mortgages, and CMOs which provide the holder with a specified interest in the cash flow of a pool of underlying mortgages or other mortgage-backed securities.  CMOs are issued in multiple classes and their relative payment rights may be structured in many ways.  In many cases, however, payments of principal are applied to the CMO classes in order of their respective maturities, so that no principal payments will be made on a CMO class until all other classes having an earlier maturity date are paid in full.  The classes may include accrual certificates (also known as “Z-Bonds”), which do not accrue interest at a specified rate until other specified classes have been retired and are converted thereafter to interest-paying securities.  They may also include planned amortization classes (“PACs”) which generally require, within certain limits, that specified amounts of principal be applied to each payment date, and generally exhibit less yield and market volatility than other classes.  Investments in CMO certificates can expose the Fund to greater volatility and interest rate risk than other types of mortgage-backed obligations.  Prepayments on mortgage-backed securities generally increase with falling interest rates and decrease with rising interest rates; furthermore, prepayment rates are influenced by a variety of economic and social factors.

The yield characteristics of asset-backed securities differ from traditional debt securities.  A major difference is that the principal amount of the obligations may be prepaid at any time because the underlying assets (i.e., loans) generally may be prepaid at any time.  As a result, if an asset-backed security is purchased at a premium, a prepayment rate that is faster than expected may reduce yield to maturity, while a prepayment rate that is slower than expected may have the opposite effect of increasing yield to maturity.  Conversely, if an asset-backed security is purchased at a discount, faster than expected prepayments may increase, while slower than expected prepayments may decrease, yield to maturity.  Moreover, asset-backed securities may involve certain risks that are not presented by mortgage-backed securities arising primarily from the nature of the underlying assets (i.e., credit card and automobile loan receivables as opposed to real estate mortgages).  For example, credit card receivables are generally unsecured and may require the repossession of personal property upon the default of the debtor, which may be difficult or impracticable in some cases.

Asset-backed securities may be subject to greater risk of default during periods of economic downturn than other instruments.  Also, while the secondary market for asset-backed securities is ordinarily quite liquid, in times of financial stress the secondary market may not be as liquid as the market for other types of securities, which could result in the Fund experiencing difficulty in valuing or liquidating such securities.

In general, the collateral supporting non-mortgage asset-backed securities is of shorter maturity than mortgage loans.  Like other fixed-income securities, when interest rates rise the value of an asset-backed security generally will decline; however, when interest rates decline, the value of an asset-backed security with prepayment features may not increase as much as that of other fixed-income securities.

Non-mortgage asset-backed securities do not have the benefit of the same security in the collateral as mortgage-backed securities.  Credit card receivables are generally unsecured and the debtors are entitled to the protection of a number of state and federal consumer credit laws, many of which have given debtors the right to reduce the balance due on the credit cards.  Most issuers of automobile receivables permit the servicers to retain possession of the underlying obligations.  If the servicer were to sell these obligations to another party, there is the risk that the purchaser would acquire an interest superior to that of the holders of related automobile receivables.  In addition, because of the large number of vehicles involved in a typical issuance and technical requirements under state laws, the trustee for the holders of the automobile receivables may not have an effective security interest in all of the obligations backing such receivables.  Therefore, there is a possibility that payments on the receivables together with recoveries on repossessed collateral may not, in some cases, be able to support payments on these securities.

Municipal Securities. The Fund may invest in municipal securities issued by state or local governments or agencies (including Puerto Rico and U.S. territories such as Guam and the U.S. Virgin Islands), the interest on which is except from U.S. federal income taxes. Municipal securities may include debt obligations issued by governmental entities to obtain funds for various public purposes, including the construction of a wide range of public facilities, the refunding of outstanding obligations, the payment of general operating expenses and the extension of loans to public institutions and facilities. These include general obligation and pre-refunded bonds issued for any purpose, and revenue bonds funding education, housing and transportation and essential services including, without limitation, water, sewer and electricity.  Municipal obligations may also include municipal lease obligations, which are issued by a state or local government or authority to acquire land and a wide variety of equipment and facilities.  If the funds are not appropriated for the following year’s lease payments, the lease may terminate, with the possibility of default on the lease obligation.

Opinions relating to the validity of municipal obligations and to the exemption of interest thereon from federal income tax are rendered by bond counsel to the respective issuers at the time of issuance.  Neither the Advisor nor the Sub-Advisor will review the proceedings relating to the issuance of municipal obligations or the basis for such opinions.

Certain of the municipal obligations held by the Fund may be insured at the time of issuance as to the timely payment of principal and interest.  The insurance policies will usually be obtained by the issuer of the municipal obligation at the time of its original issuance.  In the event that the issuer defaults on interest or principal payment, the insurer will be notified and will be required to make payment to the bondholders.  There is, however, no guarantee that the insurer will meet its obligations. Certain insurers have suffered losses from insuring structured products and other securities backed by residential mortgages.  If a company insuring municipal securities in which the Fund invests experiences financial difficulties, the credit rating and price of the security may deteriorate.  In addition, such insurance will not protect against market fluctuations caused by changes in interest rates and other factors, including credit downgrades, supply and demand.

The payment of principal and interest on most securities purchased by the Fund will depend upon the ability of the issuers to meet their obligations.  An issuer’s obligations under its municipal obligations are subject to the provisions of bankruptcy, insolvency, and other laws affecting the rights and remedies of creditors, such as the Federal Bankruptcy Code, and laws, if any, which may be enacted by federal or state legislatures extending the time for payment of principal or interest, or both, or imposing other constraints upon enforcement of such obligations or upon the ability of municipalities to levy taxes.  The power or ability of an issuer to meet its obligations for the payment of interest on, and principal of, its municipal obligations may be materially adversely affected by litigation or other conditions.

Certain types of municipal obligations (private activity bonds) have been or are issued to obtain funds to provide privately operated housing facilities, pollution control facilities, convention or trade show facilities, mass transit, airport, port or parking facilities and certain local facilities for water supply, gas, electricity or sewage or solid waste disposal.  Private activity bonds are also issued on behalf of privately held or publicly owned corporations in the financing of commercial or industrial facilities.  State and local governments are authorized in most states to issue private activity bonds for such purposes in order to encourage corporations to locate within their communities.  The principal and interest on these obligations may be payable from the general revenues of the users of such facilities.

Municipal obligations purchased by the Fund may be backed by letters of credit issued by foreign and domestic banks and other financial institutions.  Such letters of credit are not necessarily subject to federal deposit insurance and adverse developments in the banking industry could have a negative effect on the credit quality of the Fund’s portfolio securities and its ability to maintain a stable net asset value and share price.  Letters of credit issued by foreign banks, like other obligations of foreign banks, may involve certain risks in addition to those of domestic obligations.

Exchange-Traded and Other Structured Notes.  The Fund may invest in exchange-traded and other structured notes.  Structured notes are hybrid instruments that have debt-like characteristics such as a stated maturity and obligation of the issuer to repay principal.  However, the interest rate payable on structured notes is not fixed or specified and is frequently tied to the performance of an underlying index, asset or basket of assets.  Generally, no interest is paid during the life of the structured note.  Interest is only paid if the performance of the underlying index, asset of basket exceeds a given level or threshold determined at issuance.  Some notes may have barrier structures which do not pay interest if the performance of the underlying index, asset or basket exceeds or falls short of the established barrier.  Secondary trading markets may not be established for some structured notes and their sponsors of them generally are not obligated to redeem or make a market in them.  The Fund may not be able to obtain par on resales of structured products taking place prior to maturity.  Structured notes are unsecured obligations of the issuer, subjecting them to credit risk.

Ratings.  The ratings of Standard & Poor’s (“S&P”), Moody’s Investors Service, Inc. (“Moody’s”), Fitch Ratings (“Fitch”) and other nationally recognized statistical rating organizations represent their opinions as to the quality of debt securities.  Investment grade securities are securities that are of medium to high-quality and are rated in any of the four highest categories by at least one nationally recognized statistical rating organization (e.g., BBB or above by S&P, BBB or above by Fitch or Baa or above by Moody’s).  It should be emphasized, however, that ratings are general and are not absolute standards of quality, and debt securities with the same maturity, interest rate and rating may have different yields while debt securities of the same maturity and interest rate with different ratings may have the same yield.

The payment of principal and interest on most debt securities purchased by the Fund will depend upon the ability of the issuers to meet their obligations.  An issuer’s obligations under its debt securities are subject to the provisions of bankruptcy, insolvency, and other laws affecting the rights and remedies of creditors, such as the Federal Bankruptcy Code, and laws, if any, which may be enacted by federal or state legislatures extending the time for payment of principal or interest, or both, or imposing other constraints upon enforcement of such obligations.  The power or ability of an issuer to meet its obligations for the payment of interest on, and principal of, its debt securities may be materially adversely affected by litigation or other conditions.

Subsequent to its purchase by the Fund, a rated security may cease to be rated or its rating may be reduced below the minimum rating required for purchase by the Fund.  The Advisor will consider such an event in determining whether the Fund should continue to hold the security.

Illiquid Securities. The Fund may hold up to 15% of the value of its net assets in illiquid securities. In general, illiquid securities are securities that cannot be sold or disposed of within seven days at their approximate market value.  Securities that are not registered under the federal securities laws and cannot be sold to the U.S. public because of Securities and Exchange Commission regulations (known as “restricted securities”) generally are regarded as illiquid securities unless the Sub-Advisor determines otherwise.  If the Fund should hold more than 15% of its net assets in illiquid securities, the Subadviser will consider appropriate steps to protect maximum liquidity, including the orderly sale of illiquid securities.   The ETFs and other investment companies (“Underlying Funds”) in which the Fund invests may also purchase illiquid securities.  An Underlying Fund that is an open-end fund may invest up to 15% of its net assets in illiquid securities.  An Underlying Fund that is a closed-end fund may invest without limit in such securities.   For this purpose, because the Fund relies on Section 12(d)(1)(F) of the 1940 Act, the Fund treats as illiquid that portion of its net assets that are invested in Underlying Funds that exceed 1% of the Underlying Fund’s outstanding shares.   Please note that a considerable period may elapse between a decision to sell such securities and the time when such securities can be sold.  If, during such a period, adverse market conditions were to develop, the Fund or an Underlying Fund might obtain a less favorable price than prevailed when it decided to sell.

Securities Lending.  The Fund may lend its portfolio securities to unaffiliated domestic broker/dealers and other institutional investors pursuant to agreements requiring that the loans be secured by collateral equal in value to at least the market value of the securities loaned.  The Fund lends its portfolio securities in order to increase its return because of the interest and other income the Fund can earn from investing the collateral.  During the term of such arrangements, the Fund will maintain such value by the daily marking-to-market of the collateral.  Collateral for such loans may include cash, securities of the U.S. government, its agencies or instrumentalities, or an irrevocable letter of credit issued by a bank which meets the investment standards stated below under “Money Market Instruments,” or any combination thereof.  There may be risks of delay in receiving additional collateral or in recovering the securities loaned or even a loss of rights in the collateral should the borrower of the securities fail financially.  However, loans will be made only to borrowers deemed by the Sub-Advisor to be of good standing and when, in the Sub-Advisor’s judgment, the income to be earned from the loan justifies the attendant risks.  When it lends its securities, the Fund continues to receive interest or dividends on the securities loaned and may simultaneously earn interest on the investment of the cash collateral which will be invested in readily marketable, high-quality, short-term obligations.  Dividends received by the Fund on the loaned securities are not treated as “qualified dividends” for tax purposes.  Although voting rights, or rights to consent, attendant to securities on loan pass to the borrower, such loans may be called at any time and will be called so that the securities may be voted by the Fund if a material event affecting the investment is to occur.

In accordance with SEC staff positions, the Fund will not have on loan at any time portfolio securities that represent more than one-third of its total net assets.  In calculating this limit, the Fund includes its investments of the collateral it receives from the borrowers as part of its total net assets, meaning that the Fund can lend up to 50% of its total net assets prior to the loan.

The Fund’s securities lending agent is an affiliate of the Fund’s transfer agent and custodian, and receives a fee for such service.

Money Market Instruments. The Fund may invest from time to time in “money market instruments,” a term that includes, among other things, U.S. government obligations, repurchase agreements, cash, bank obligations, commercial paper, money market funds, variable amount master demand notes and corporate bonds with remaining maturities of 13 months or less.  These investments are used to help meet anticipated redemption requests or if other suitable securities are unavailable.

Bank obligations include bankers’ acceptances, negotiable certificates of deposit and non-negotiable time deposits, including U.S. dollar-denominated instruments issued or supported by the credit of U.S. or foreign banks or savings institutions.  Although the Fund will invest in money market obligations of foreign banks or foreign branches of U.S. banks only where the Sub-Advisor determines the instrument to present minimal credit risks, such investments may nevertheless entail risks that are different from those of investments in domestic obligations of U.S. banks due to differences in political, regulatory and economic systems and conditions.  All investments in bank obligations are limited to the obligations of financial institutions having more than $1 billion in total assets at the time of purchase.

Investments by the Fund in commercial paper will consist of issues rated at the time A-1 and/or Prime-1 by S&P, Moody’s or similar rating by another nationally recognized statistical rating organization.  In addition, the Fund may acquire unrated commercial paper and corporate bonds that are determined by the Sub-Advisor at the time of purchase to be of comparable quality to rated instruments that may be acquired by the Fund as previously described.

The Fund may also purchase variable rate demand notes which are unsecured instruments that permit the indebtedness thereunder to vary and provide for periodic adjustments in the interest rate.  Although the notes are not normally traded and there may be no secondary market in the notes, the Fund may demand payment of the principal of the instrument at any time.  The notes are not typically rated by credit rating agencies, but issuers of variable rate demand notes must satisfy the same criteria as set forth above for issuers of commercial paper.  If an issuer of a variable amount master demand note defaulted on its payment obligation, the Fund might be unable to dispose of the note because of the absence of a secondary market and might, for this or other reasons, suffer a loss to the extent of the default.  The Fund invests in variable rate demand notes only when the Sub-Advisor deems the investment to involve minimal credit risk.

Repurchase Agreements.  The Fund may agree to purchase securities from financial institutions subject to the seller’s agreement to repurchase them at an agreed upon time and price (“repurchase agreements”).  During the term of the repurchase agreement, the Sub-Advisor will continue to monitor the creditworthiness of the seller and will require the seller to maintain the value of the securities subject to the repurchase agreement at not less than 102% of the repurchase price.  Default or bankruptcy of the seller would, however, expose the Fund to possible loss because of adverse market action or delay in connection with the disposition of the underlying securities.  The securities held subject to a repurchase agreement may have stated maturities exceeding one year, provided the repurchase agreement itself matures in less than one year.

The repurchase price under the repurchase agreements generally equals the price paid by the Fund plus interest negotiated on the basis of current short-term rates (which may be more or less than the rate on the securities underlying the repurchase agreement). Securities subject to repurchase agreements will be held by the Fund’s custodian or in the Federal Reserve/Treasury book-entry system or other authorized securities depository.  Repurchase agreements are considered to be loans under the 1940 Act.

Borrowings and Reverse Repurchase Agreements.  The Fund may borrow money to the extent allowed (as described under “Investment Objectives and Limitations – Fundamental Investment Limitations” below) to meet shareholder redemptions from banks or through reverse repurchase agreements. These strategies involve leverage.  If the securities held by the Fund should decline in value while borrowings are outstanding, the Fund’s net asset value will decline in value by proportionately more than the decline in value suffered by the Fund’s securities.  As a result, the Fund’s net asset value may be subject to greater fluctuation until the borrowing is paid off.  The Fund has established a line of credit with its custodian bank by which the Fund may borrow money for temporary or emergency purposes.

Reverse repurchase agreements are considered to be borrowings under the 1940 Act.  At the time the Fund enters into a reverse repurchase agreement (an agreement under which the Fund sells portfolio securities and agrees to repurchase them at an agreed-upon date and price), the Fund will place in a segregated custodial account U.S. government securities or other liquid securities having a value equal to or greater than the repurchase price (including accrued interest), and will subsequently monitor the account to ensure that such value is maintained.  Reverse repurchase agreements involve the risks that the interest income earned by the Fund (from the investment of the proceeds) will be less than the interest expense of the transaction, that the market value of the securities sold by the Fund may decline below the price of the securities it is obligated to repurchase and that the securities may not be returned to the Fund.

When-Issued Purchases, Delayed Delivery and Forward Commitments.  The Fund may purchase or sell particular securities with payment and delivery taking place at a later date. The price or yield obtained in a transaction may be less favorable than the price or yield available in the market when the securities delivery takes place.  When the Fund agrees to purchase securities on a when-issued or delayed delivery basis or enter into a forward commitment to purchase securities, its custodian will set aside cash or liquid securities equal to the amount of the commitment in a segregated account.  Normally, the custodian will set aside portfolio securities to satisfy a purchase commitment, and in such a case the Fund may be required subsequently to place additional assets in the segregated account in order to ensure that the value of the account remains equal to the amount of the Fund’s commitments.  It may be expected that the market value of the Fund’s net assets will fluctuate to a greater degree when portfolio securities are set aside to cover such purchase commitments than when cash is set aside.  In the case of a forward commitment to sell portfolio securities, the Fund’s custodian will hold the portfolio securities themselves in a segregated account while the commitment is outstanding.  When-issued and forward commitment transactions involve the risk that the price or yield obtained in a transaction (and therefore the value of a security) may be less favorable than the price or yield (and therefore the value of a security) available in the market when the securities delivery takes place.

The Fund will make commitments to purchase securities on a when-issued basis or to purchase or sell securities on a forward commitment basis only with the intention of completing the transaction and actually purchasing or selling the securities. If deemed advisable as a matter of investment strategy, however, the Fund may dispose of or renegotiate a commitment after it is entered into, and may sell securities it has committed to purchase before those securities are delivered to the Fund on the settlement date.  In these cases, the Fund may realize capital gains or losses.

When the Fund engages in when-issued, delayed delivery and forward commitment transactions, the Fund relies on the other party to consummate the trade.  Failure of such party to do so may result in the Fund incurring a loss or missing an opportunity to obtain a price considered to be advantageous.

The market value of the securities underlying a when-issued purchase or a forward commitment to purchase securities, and any subsequent fluctuations in their market value, are taken into account when determining the net asset value of the Fund starting on the day the Fund agrees to purchase the securities. The Fund does not earn interest on the securities the Fund committed to purchase until they are paid for and delivered on the settlement date.  When the Fund makes a forward commitment to sell securities it owns, the proceeds to be received upon settlement are included in the Fund’s assets.  Fluctuations in the market value of the underlying securities are not reflected in the Fund’s net asset value as long as the commitment remains in effect.

 Temporary Strategies

In limited circumstances, to retain the flexibility to respond promptly to changes in market, economic or political conditions or in the case of unusually large cash inflows or redemptions, the Sub-Advisor may invest up to 20% of the Fund’s total assets in cash or similar investments (such as U.S. government securities, repurchase agreements, bankers acceptances, commercial paper, variable rate demand notes, certificates of deposit or money market funds).  When it takes a temporary position, the Fund may not achieve its investment objective.

Portfolio Turnover

The portfolio turnover rate for the Fund is calculated by dividing the lesser of amounts of purchases or sales of portfolio securities for the reporting period by the monthly average value of the portfolio securities owned during the reporting period.  The calculation excludes all securities, including options, whose maturities or expiration dates at the time of acquisition are one year or less.  Portfolio turnover may vary greatly from year to year as well as within a particular year, and may be affected by cash requirements for redemption of shares and by requirements which enables the Fund to receive favorable tax treatment.  Portfolio turnover will not be a limiting factor in making portfolio decisions, and the Fund may engage in short-term trading to achieve their respective investment objectives.

The Fund may sell a portfolio investment soon after its acquisition if the Sub-Advisor believes that such a disposition is consistent with attaining the Fund’s investment objective.  Portfolio investments may be sold for a variety of reasons, such as a more favorable investment opportunity or other circumstances bearing on the desirability of continuing to hold such investments.  A high rate of portfolio turnover (over 100%) may involve correspondingly greater transaction costs, which must be borne directly by the Fund and ultimately by its shareholders.  High portfolio turnover may result in the realization of substantial net capital gains.  To the extent short-term capital gains are realized, distributions attributable to such gains will be ordinary income for federal income tax purposes.  The Fund anticipates an annual portfolio turnover rate in the range of 50% to 100%.

INVESTMENT OBJECTIVES AND LIMITATIONS

Investment Objectives

The investment objective of the Fund cannot be changed without shareholder approval, which requires the approval of a “majority of the Fund’s outstanding voting securities,” as defined below.

Fundamental Investment Limitations

The Fund is subject to the fundamental investment limitations enumerated in this subsection, which may be changed only by a vote of the holders of a majority of the Fund’s outstanding voting securities.  A “majority of the outstanding voting securities” of the Fund means the lesser of (1) 67% of the shares of common stock of the Fund represented at a meeting at which the holders of more than 50% of the outstanding shares of the Fund are present in person or by proxy, or (2) more than 50% of the outstanding shares of the Fund.

The Fund:

1.           May not, with respect to 75% of its total assets, purchase the securities of any one issuer (except securities issued or guaranteed by the U.S. government, or its agencies or instrumentalities and securities issued by any investment company) if, as a result, (i) more than 5% of the Fund’s total assets would be invested in the securities of that issuer, or (ii) the Fund would hold more than 10% of the outstanding voting securities of that issuer.

2.           May (i) borrow from banks for temporary or emergency purposes (but not for leveraging or the purchase of investments), and (ii) make other investments or engage in other transactions permissible under the 1940 Act, which may involve a borrowing, including borrowing through reverse repurchase agreements, provided that the combination of (i) and (ii) shall not exceed 33 1/3% of the value of the Fund’s total assets (including the amount borrowed), less the Fund’s liabilities (other than borrowings).  If the amount borrowed at any time exceeds 33 1/3% of the Fund’s total assets, the Fund will, within three days thereafter (not including Sundays, holidays and any longer permissible period), reduce the amount of the borrowings such that the borrowings do not exceed 33 1/3% of the Fund’s total assets.   The Fund may pledge assets to secure bank loans. The Fund may also borrow money from other persons to the extent permitted by applicable laws.

3.           May not issue senior securities, except as permitted under the 1940 Act.   The 1940 Act defines a “senior security” as any bond, note or similar obligation or instrument constituting a security and evidencing indebtedness, and any class of stock having priority over any other class as to distribution of assets or payment of dividends.  The 1940 Act permits the Company to issue different mutual fund series (including the Fund) and to issue both Investor and Institutional Class shares of the Fund and its other series.  In addition, the 1940 Act permits the Fund to engage in borrowing subject to the limits described in Fundamental Investment Limitation No. 2 above.  In addition, certain leveraged transactions may be considered senior securities, such as reverse repurchase agreements, “when issued” securities, short sales, buying and selling financial futures contracts, selling put and call options,  firm and standby commitment agreements, and buying and selling currency and interest rate instruments on a forward basis.  To the extent the Fund engages in these types of leveraged transactions, it will either treat them as borrowings subject to Fundamental Investment Limitation No. 2 or by segregating or earmarking on the books of the Fund’s custodian liquid securities equal in value to the Fund’s potential exposure from the leveraged transaction.

4.           May not act as an underwriter of another issuer’s securities, except to the extent that the Fund may be deemed to be an underwriter within the meaning of the Securities Act of 1933, as amended, in connection with the purchase and sale of portfolio securities.

5.           May not directly purchase or sell physical commodities unless acquired as a result of ownership of other securities or other instruments (but this shall not prevent the Fund from purchasing or selling options, futures contracts or other derivative instruments, or from investing in securities or other instruments backed by physical commodities).

6.           May not make loans if, as a result, more than 33 1/3% of the Fund’s total assets would be lent to other persons ; provided, however, this limitation does not apply to the Fund’s investments in debt securities , repurchase agreements or other debt instruments , which may otherwise be characterized as loans.

7.           May not purchase the securities of any issuer (other than exchange-traded funds and other investment companies) if, as a result, 25% or more of the Fund’s total assets would be invested in the securities of issuers, the principal business activities of which are in the same industry.

8.           May not directly purchase or sell real estate, unless acquired as a result of ownership of securities or other instruments (but this shall not prohibit the Fund from purchasing or selling securities or other instruments backed by real estate or of issuers engaged in real estate activities).

Unless noted otherwise, if a percentage restriction is adhered to at the time of investment, a later increase or decrease in percentage resulting from a change in the Fund’s assets (i.e., due to cash inflows or redemptions) or in market value of the investment or the Fund’s assets will not constitute a violation of that restriction.  This does not, however, apply to the borrowing policy set forth above.

With respect to Fundamental Investment Limitation No. 3, the 1940 Act permits the Fund to enter into options, futures contracts, forward contracts, repurchase agreements and reverse repurchase agreements provided that these types of transactions are covered in accordance with SEC positions.

With respect to Fundamental Investment Limitation No. 7, the Fund defines “industry” in accordance with the Global Industry Classification Standards (“GICS”), an industry classification system developed by S&P in collaboration with Morgan Stanley Capital International (“MSCI”).  GICS is comprised of 10 sectors, 24 industry groups, 67 industries and 147 sub-industries.  A company is assigned to a single GICS sub-industry according to the definition of its principal business activity as determined by S&P and MSCI.  Revenues are a significant factor in defining principal business activity; however, earnings analysis and market perception are also important criteria for classification.  The Fund may be concentrated in a sector but will not be concentrated in any industry.

Non-Fundamental Investment Limitations

The following are the Fund’s non-fundamental operating policies, which may be changed by the Company’s Board of Directors (the “Board”) without shareholder approval.

The Fund may not:

1.           Sell securities short, unless the Fund owns or has the right to obtain securities equivalent in kind and amount to the securities sold short, or unless it covers such short sale as required by the current rules and positions of the SEC or its staff, and provided that transactions in options, futures contracts, options on futures contracts, or other derivative instruments are not deemed to constitute selling securities short.

2.           Purchase securities on margin, except that the Fund may obtain such short-term credits as are necessary for the clearance of transactions; and provided that margin deposits in connection with futures contracts, options on futures contracts, or other derivative instruments shall not constitute purchasing securities on margin.

3.           Purchase securities of other investment companies except in compliance with the 1940 Act.

4.           Make any loans, other than loans of portfolio securities ; provided, however, this limitation does not apply to the Fund’s investments in debt securities, repurchase agreements or other debt instruments, which may otherwise be characterized as loans.

5.           Borrow money except from banks or through reverse repurchase agreements or mortgage dollar rolls, and will not purchase securities when bank borrowings exceed 5% of its total assets.

The Fund’s non-fundamental investment policies listed above may be changed with the approval of the Board.  Unless noted otherwise, if a percentage restriction is adhered to at the time of investment, a later increase or decrease in percentage resulting from a change in the Fund’s assets (i.e., due to cash inflows or redemptions) or in market value of the investment or the Fund’s assets will not constitute a violation of that restriction.  This does not, however, apply to the borrowing policy set forth above.

NET ASSET VALUE

Shares of the Fund are sold on a continual basis at the net asset value (“NAV”) next computed following receipt of an order in proper form by a dealer, the Fund’s distributor, Robert W. Baird & Co. Incorporated (the “Distributor”), or U.S. Bancorp Fund Services, LLC (the “Transfer Agent”).

The NAV per share for each class of shares of the Fund is determined as of the close of regular trading on the New York Stock Exchange (“NYSE”) (currently, 3:00 p.m., Central time), Monday through Friday, except on days the NYSE is not open.  The NYSE is closed on the following holidays: New Year’s Day, Martin Luther King, Jr. Day, Presidents’ Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day, and Christmas Day.  The NAV per share of the Fund is calculated separately for the Investor Class shares and Institutional Class shares by adding the value of all portfolio securities and other assets per class (including interest or dividend accrued, but not yet collected), subtracting the liabilities, and dividing the result by the number of outstanding shares of that class.  The result, rounded to the nearest cent, is the NAV per share.

When determining NAV, expenses are accrued and applied daily.  Common stocks, exchange-traded funds and other equity-type securities are valued at the last sales price on the national securities exchange (other than NASDAQ) on which such securities are primarily traded, and with respect to equity securities traded on NASDAQ, such securities are valued using the NASDAQ Official Closing Price.  However, securities traded on a national securities exchange (including NASDAQ) for which there were no transactions on a given day, and securities not listed on a national securities exchange (including NASDAQ), are valued at the average of the most recent bid and asked prices.  Debt securities are valued by an independent pricing service, which uses valuation methods such as matrix pricing and other analytical pricing models, market transactions and dealer quotations.  Debt securities purchased with a remaining maturity of 60 days or less are valued at acquisition cost plus or minus any amortized discount or premium.  Investments in mutual funds are valued at their stated NAV.  Investments in private investment funds such as hedge funds and private equity funds are valued at fair value as determined in good faith by the Advisor, which may use data and other information relating to valuations from such funds.  Any securities or other assets for which market quotations are not readily available are valued at fair value as determined in good faith by the Advisor in accordance with procedures approved by the Board.  In accordance with such procedures, the Advisor may use broker quotes or, if the broker quotes are unavailable or deemed to be unreliable, fair value will be determined by a valuation committee of the Advisor.  In determining fair value, the valuation committee takes into account relevant factors and available information.  Fair value pricing involves subjective judgments and there is no single standard for determining a security’s fair value.  As a result, different mutual funds could reasonably arrive at a different fair value for the same security.  It is possible that the fair value determined for a security is materially different from the value that could be realized upon the sale of that security or from the values that other mutual funds may determine.

The calculation of the NAV of the Fund may not take place contemporaneously with the determination of the prices of portfolio securities used in such calculation.  Events affecting the values of portfolio securities that occur between the time their prices are determined and 3:00 p.m. Central time, and at other times, may not be reflected in the calculation of NAV of the Fund.

ADDITIONAL PURCHASE AND REDEMPTION INFORMATION

Fees for Certain Shareholder Services. Broker-dealers and other financial intermediaries may be paid by the Advisor, the Sub-Advisor, the Distributor or the Fund for advertising, distribution or shareholder services. Depending on the terms of the particular account, broker-dealers and other financial intermediaries also may charge their customers fees for automatic investment, redemption and other services provided.  Such fees may include, for example, account maintenance fees, compensating balance requirements or fees based upon account transactions, assets or income.  The intermediaries are responsible for providing information concerning these services and any charges to any customer who must authorize the purchase of Fund shares prior to such purchase.

Suspension of Redemption Right.  Under the 1940 Act, the Fund may suspend the right of redemption or postpone the date of payment for shares during any period when (a) trading on the NYSE is restricted by applicable rules and regulations of the SEC; (b) the NYSE is closed for other than customary weekend and holiday closings; (c) the SEC has by order permitted such suspension; or (d) an emergency exists as determined by the SEC.  The Fund may also suspend or postpone the recording of the transfer of their shares upon the occurrence of any of the foregoing conditions.

Redemption in Kind.  The Company has filed an election pursuant to Rule 18f-1 under the 1940 Act which provides that the Fund is obligated to redeem shares solely in cash up to $250,000 or 1% of the NAV of the class of shares of the Fund being redeemed, whichever is less, for any one shareholder within a 90-day period.  Any redemption beyond this amount may be made in assets other than cash.

Involuntary Redemptions.  In addition to the situations described in the Fund’s Prospectus under “General Transaction Policies,” the Fund may redeem shares involuntarily when appropriate under the 1940 Act, such as to reimburse the Fund for any loss sustained by reason of the failure of a shareholder to make full payment for shares purchased by the shareholder or to collect any charge relating to a transaction effected for the benefit of a shareholder which is applicable to Fund shares as provided in the Fund’s Prospectus.

Exchange Privilege. By use of the exchange privilege, shareholders authorize the Transfer Agent to act on exchange instructions received in writing or by telephone from any person representing himself to be the shareholder, or, in some cases, the shareholder’s registered representative or account representative of record, and believed by the Transfer Agent to be genuine.  The Transfer Agent’s records of such instructions are binding.  The exchange privilege may be modified or terminated at any time upon notice to shareholders.

Shares in the Fund from which the shareholder is withdrawing an investment will be redeemed at the NAV per share next determined on the date of receipt.  Shares of the new fund into which the shareholder is investing will be purchased at the NAV per share next determined after acceptance of the request by the Fund’s Transfer Agent in accordance with the policies for accepting investments.  Exchanges of shares will be available only in states where they may legally be made.

Automatic Investment Plan.  The Investor Class and Institutional Class shares of the Fund offer an Automatic Investment Plan whereby a shareholder may automatically make purchases of shares of the Fund on a regular, monthly or quarterly basis ($100 minimum per transaction).  Under the Automatic Investment Plan, a shareholder’s designated bank or other financial institution debits a preauthorized amount from the shareholder’s account each month or quarter and applies the amount to the purchase of Fund shares.  The Automatic Investment Plan must be implemented with a financial institution that is a member of the Automated Clearing House.  No service fee is currently charged by the Fund for participation in the Automatic Investment Plan.

The Automatic Investment Plan permits an investor to use “Dollar Cost Averaging” in making investments.  Instead of trying to time market performance, a fixed dollar amount is invested in Fund shares at predetermined intervals.  This may help investors reduce their average cost per share because the agreed upon fixed investment amount allows more Fund shares to be purchased during periods of lower Fund share prices and fewer Fund shares to be purchased during periods of higher Fund share prices.  In order to be effective, Dollar Cost Averaging should usually be followed on a sustained, consistent basis.  Investors should be aware, however, that Fund shares bought using Dollar Cost Averaging are purchased without regard to their price on the day of investment or to market trends.  Dollar Cost Averaging does not assure a profit and does not protect against losses in a declining market.  In addition, while investors may find Dollar Cost Averaging to be beneficial, it will not prevent a loss if an investor ultimately redeems his Fund shares at a price that is lower than their purchase price.

Systematic Withdrawal Plan.  The Fund offers shareholders a Systematic Withdrawal Plan, which allows a shareholder who owns shares of the Fund worth at least $5,000 at current NAV at the time the shareholder initiates the Systematic Withdrawal Plan to designate that a fixed sum ($50 minimum per transaction) be distributed to the shareholder or as otherwise directed at regular intervals.

In-Kind Payments.  Payment for shares of the Fund may, in the discretion of the Fund, be made in the form of securities that are permissible investments for the Fund as described in its Prospectus.  For further information about this form of payment, contact the Fund (toll-free) at
1-866-44BAIRD.  In connection with an in-kind securities payment, the Fund will require, among other things, that the securities be valued on the day of purchase in accordance with the pricing methods used by the Fund; that the Fund receives satisfactory assurances that it will have good and marketable title to the securities received by it; that the securities be in proper form for transfer to the Fund; that adequate information be provided to the Fund concerning certain tax matters relating to the securities; and that the amount of the purchase be at least $1,000,000.

Individual Retirement Accounts (Investor Class Only).  The Company has a plan (the “Traditional IRA”) for use by individuals with earned income who wish to use shares of the Fund as a funding medium for individual retirement saving.  However, except for rollover contributions, an individual who has attained, or will attain, age 70 ½ before the end of the taxable year may only contribute to a Traditional IRA for his or her nonworking spouse under age 70 ½.

The Company also has available a Roth Individual Retirement Account (the “Roth IRA”) for retirement saving for use by individuals with earned income.  A single individual with adjusted gross income of up to $116,000 may contribute to a Roth IRA (for married couples filing jointly, the adjusted gross income limit is $169,000), and contributions may be made even after the Roth IRA owner has attained age 70 ½, as long as the account owner has earned income.

The Company permits certain employers (including self-employed individuals) to make contributions to employees’ Traditional IRAs if the employer establishes a Simplified Employee Pension (“SEP”) plan.

Savings Incentive Match Plan for Employees of Small Employers (Investor Class Only).  The Company also has available a simplified tax-favored retirement plan for employees of small employers (a “SIMPLE IRA Plan”).  If an employer establishes a SIMPLE IRA Plan, contributions under the SIMPLE IRA Plan are made to eligible employees’ SIMPLE Individual Retirement Accounts (“SIMPLE IRAs”).  Each eligible employee may choose to defer a percentage of his or her pre-tax compensation to the employee’s SIMPLE IRA.  The employer must generally make an annual matching contribution to the SIMPLE IRA of each eligible employee equal to the employee’s salary reduction contributions, up to a limit of 3% of the employee’s compensation.  Alternatively, the employer may make an annual non-discretionary contribution to the SIMPLE IRA of each eligible employee equal to 2% of each employee’s compensation.

In the SIMPLE IRA Plan and in Traditional and Roth IRAs, distributions of net investment income and capital gains will be automatically reinvested.

The foregoing brief descriptions are not complete or definitive explanations of the SIMPLE IRA Plan, the Traditional IRA, or the Roth IRA available for investment in the Fund.  Any person who wishes to establish a retirement plan account may do so by contacting the Fund (toll-free) at 1-866-44BAIRD.  The complete plan documents and applications will be provided to existing or prospective shareholders upon request, without obligation.  The Company recommends that investors consult their attorneys or tax advisors to determine if the retirement programs described herein are appropriate for their needs.

DESCRIPTION OF SHARES

The Company’s Articles of Incorporation authorize the Board to issue an indefinite number of shares of common stock, $.01 par value per share, which is classified currently into a total of nine series (one of which is the Fund) (each, a “series”).  Each series (including the Fund) is divided into two classes designated as Investor Class shares and Institutional Class shares (each, a “Class”) each consisting of an indefinite number of shares.

The remaining series of common stock representing interests in eight other separate investment portfolios are described in separate SAIs.  The Board may classify or reclassify any particular class of shares into one or more additional series or classes.  Each share of common stock of each class is entitled to one vote, and each share is entitled to participate equally in dividends and capital gains distribution by the respective class of shares and in the residual assets of the respective class in the event of liquidation.  However, each class of shares bears its own expenses, and the Investor Class has exclusive voting rights on matters pertaining to the Rule 12b-1 Plan.

ADDITIONAL INFORMATION CONCERNING TAXES

The Fund intends to qualify as a regulated investment company under Subchapter M of the Code, and to distribute its income to shareholders each year, so that the Fund itself generally will be relieved of federal income and excise taxes.  If the Fund were to fail to so qualify: (1) the Fund would be taxed at regular corporate rates without any deduction for distributions to shareholders; and (2) shareholders would be taxed as if they received dividends from a corporation, although corporate shareholders could be eligible for the dividends received deduction.

MANAGEMENT OF THE COMPANY

Under the laws of the State of Wisconsin, the business and affairs of the Fund are managed under the direction of the Board.  The Board is responsible for acting on behalf of the shareholders.

The Company does not normally hold shareholders’ meetings except when required by the 1940 Act or other applicable law.

Directors and Officers

Directors and officers of the Company, together with information as to their principal business occupations during the last five years and other information, are shown in the following table.    Each officer and Director holds the same positions with the Company and the Fund.

Independent Directors
Name, Address and Age (as of 12/31/07)	Position(s) Held with the Company	Term of Office and Length of Time Served	Principal Occupation(s) During Past 5 Years	Number of Portfolios in Fund Complex Overseen by Director	Other Directorships Held by Director
John W. Feldt c/o University of Wisconsin Foundation 1848 University Avenue Madison, WI 53705 Age: 65	Independent Director	Indefinite; Since September 2000	Retired; Senior Vice President-Finance, University of Wisconsin Foundation (1985-2006); Vice President-Finance, University of Wisconsin Foundation (1980-1985); Associate Director, University of Wisconsin Foundation (1967-1980)	9	Director of Thompson Plumb Funds, Inc., a mutual fund complex (3 portfolios); Director of Nakoma Mutual Funds, a mutual fund complex (1 portfolio)
Frederick P. Stratton, Jr. 10134 N. Port Washington Road, #2B Mequon, WI 53092 Age: 68	Independent Director	Indefinite; Since May 2004	Retired; Chairman Emeritus, Briggs & Stratton Corporation, a manufacturing company, since 2003; Chairman of the Board, Briggs & Stratton Corporation (2001-2002); Chairman and CEO, Briggs & Stratton Corporation (1986-2001)	9	Director of Weyco Group, Inc., a men’s footwear distributor; Wisconsin Energy Corporation and its subsidiaries Wisconsin Electric Power Company and Wisconsin Gas LLC
Marlyn J. Spear P. O Box 530 500 Elm Gove Road Elm Grove, WI 53122 Age: 54	Independent Director	Indefinite; Since January 2008***	Chief Investment Officer, Building Trades United Pension Trust Fund since July 1989; Investment Officer, Northwestern Mutual Financial Network (1988-1989); Assistant Vice President, Firstar Trust Company (1978-1987); Financial Analyst, Harco Holdings, Inc. (1976-1978)	9	Management Trustee of AFL-CIO Housing Investment Trust
G. Frederick Kasten, Jr.* 777 East Wisconsin Avenue Milwaukee, WI 53202 Age: 68	Director and Chairman	Indefinite; Since September 2000	Retired; Chairman, the Advisor (January 2000-December 2005); Chairman and CEO, the Advisor (January 1998-January 2000); President, Chairman and CEO, the Advisor (June 1983-January 1998); President, the Advisor (January 1979-January 1983)	9	Director of Regal-Beloit Corporation, a manufacturing company

Interested Director
Cory L. Nettles** Generation Growth Capital, Inc. 411 East Wisconsin Avenue, Suite 1710 Milwaukee, WI 53202 Age: 37	Interested Director	Indefinite, Since January 2008***	Managing Director, Generation Growth Capital, Inc. (since March 2007); Of Counsel, Quarles & Brady LLP (January 2005- March 2007); Secretary, Wisconsin Department of Commerce (January 2003- January 2005); Associate, Quarles & Brady LLP (July 1996- December 2002)	9	Director of Weyco Group, Inc., a men’s footwear distributor; Director of The Private Bank, a financial institution

*   Prior to January 1, 2008, Mr. Kasten was considered an “interested person” of the Company (as defined in the 1940 Act) because of his ownership of stock of the Advisor. As of January 1, 2008, Mr. Kasten is no longer an “interested person” because more than two years have elapsed since he last served as Chairman of the Advisor and he no longer owns any shares of capital stock of the Advisor (or its affiliates).

** Mr. Nettles is considered an “interested person” of the Company (as defined in the 1940 Act) because of his employment with the law firm, Quarles & Brady LLP, which provides legal services to the Advisor.  The legal services that Quarles & Brady LLP has provided to the Advisor include litigation, real estate, trademark and miscellaneous securities related matters that did not relate to the Company or the Fund.

*** Ms. Spear and Mr. Nettles were elected as directors effective January 1, 2008.

Officers
Name, Address and Age (as of 12/31/07)	Position(s) Held with the Company	Term of Office and Length of Time Served	Principal Occupation(s) During Past 5 Years
Mary Ellen Stanek 777 East Wisconsin Avenue Milwaukee, WI 53202 Age: 51	President	Re-elected by Board annually; Since September 2000
Managing Director, the Advisor, and Chief Investment Officer, Baird Advisors, a department of the Advisor, since March 2000; President and CEO, Firstar Investment Research & Management Company, LLC (“FIRMCO”) (November 1998-February 2000); President, Firstar Funds, Inc. (December 1998-February 2000); President and Chief Operating Officer, FIRMCO (March 1994-November 1998)

J. Bary Morgan 777 East Wisconsin Avenue Milwaukee, WI 53202 Age: 42	Senior Vice President	Re-elected by Board annually; Since February 2003
Chief Investment Officer, Baird Investment Management, a department of the Advisor, since January 2004; Managing Director, the Advisor since January 2001; Director, Baird Investment Management (January 2001-January 2004); Senior Vice President, the Advisor (January 2000-January 2001); First Vice President, the Advisor (January 1996-January 2000)

Todd S. Nichol 777 East Wisconsin Avenue Milwaukee, WI 53202 Age: 45	Vice President and Chief Compliance Officer	Re-elected by Board annually; Since August 2004
Chief Compliance Officer, the Advisor since October 2004; Assistant Compliance Director, the Advisor since August 2002; Senior Vice President, the Advisor since January 2005; First Vice President, the Advisor (January 2004-January 2005); Vice President, the Advisor (August 2002-January 2004); Vice President – Risk Management, BNY Clearing Services, LLC, a division of The Bank of New York (August 1995-August 2002)

Russell P. Schwei 777 East Wisconsin Avenue Milwaukee, WI 53202 Age: 48	Vice President	Re-elected by Board annually; Since September 2000
Chief Operations & Information Officer, the Advisor since January 2005; Operations Director, the Advisor since July 1992; Managing Director, the Advisor since January 1997; Chief Financial Officer and Managing Director, the Advisor (February 1999-December 1999)

Name, Address and Age (as of 12/31/07)	Position(s) Held with the Company	Term of Office and Length of Time Served	Principal Occupation(s) During Past 5 Years
Leonard M. Rush 777 East Wisconsin Avenue Milwaukee, WI 53202 Age: 61	Treasurer	Re-elected by Board annually; Since September 2000	Chief Financial Officer, the Advisor since January 2000
Charles M. Weber 777 East Wisconsin Avenue Milwaukee, WI 53202 Age: 44	Secretary	Re-elected by Board annually; Since September 2005	Senior Vice President and Associate General Counsel, the Advisor since July 2005; Partner, Quarles & Brady LLP, a law firm (October 1998-June 2005)
Laura E. Piotrowski 777 East Wisconsin Avenue Milwaukee, WI 53202 Age: 38	Assistant Treasurer	Re-elected by Board annually; Since August 2007
Managing Director, the Advisor since January 2008; Senior Vice President, the Advisor (January 2003- December 2007); Controller of Capital Markets and Asset Management, the Advisor since January 2003; First Vice President, the Advisor (January 2001- January 2003); Vice President, the Advisor (January 1999- January 2001)

Robert A. Johnson 777 East Wisconsin Avenue Milwaukee, WI 53202 Age: 44	AML Compliance Officer	Re-elected by Board annually; Since August 2004	Compliance Officer, the Advisor since 1998; AML Compliance Officer, the Advisor since January 2004
Bret T. Reese 777 East Wisconsin Avenue Milwaukee, WI 53202 Age: 38	Assistant Secretary	Re-elected by Board annually; Since August 2006
Vice President and Associate General Counsel, the Advisor since June 2005; Senior Financial Analyst, the Advisor (August 2004-June 2005); Financial Analyst, Stark & Roth, Inc., a hedge fund (June 2001-August 2002)

Board Committees

The Board has two standing committees — an Audit Committee and a Nominating Committee.  The Audit Committee is responsible for advising the full Board with respect to accounting, auditing and financial matters affecting the Company and meets at least semi-annually.  During the fiscal year ended December 31, 2007, the Audit Committee met three times.  The Independent Directors — John W. Feldt, Marlyn J. Spear and Frederick P. Stratton, Jr. — comprise the Audit Committee.

The Nominating Committee is responsible for seeking and reviewing candidates for consideration as nominees to serve as Directors of the Company and meets as often as it deems necessary.  During the fiscal year ended December 31, 2007, the Nominating Committee met two times.  The Independent Directors — John W. Feldt, Marlyn J. Spear and Frederick P. Stratton, Jr. — comprise the Nominating Committee.  The Nominating Committee will consider properly qualified candidates for the Board submitted by shareholders.  Shareholders who wish to recommend a Director nominee may do so by submitting the appropriate information about the candidate to the Company’s Secretary.

A Valuation Committee, which is not comprised of members of the Board, was established by the Board.  The Valuation Committee is responsible for (1) monitoring the valuation of Fund securities and other investments; and (2) as required, when the full Board is not in session, determining the fair value of illiquid and other holdings after consideration of all relevant factors, which determinations are subsequently reported to the full Board. The Valuation Committee meets as necessary when a price is not readily available.  During the fiscal year ended December 31, 2007, the Valuation Committee met 11 times.  Leonard M. Rush, Treasurer; Mary Ellen Stanek, President; Laura E. Piotrowski, Assistant Treasurer; Patrick S. Lawton, a Managing Director of the Advisor; Jay E. Schwister, Senior Vice President of the Advisor; Gary A. Elfe, Managing Director of the Advisor; and J. Bary Morgan, Managing Director of the Advisor, comprise the Valuation Committee.

Board Compensation

With respect to fiscal 2007, each Independent Director received an annual fee of $16,000, plus $1,500 per Board meeting attended.  In addition, each Independent Director is reimbursed by the Company for travel and other expenses incurred in connection with attendance at such meetings.  Committee members do not receive compensation for committee meetings attended.  Beginning in 2008, each Director will receive an annual fee of $30,000 plus $2,500 per Board meeting attended in person ($1,250 per meeting attended by telephone) and reimbursement of travel and related expenses.  Officers of the Funds receive no compensation or expense reimbursement from the Funds or the Advisor for serving in such capacity, except that the Advisor pays compensation to Todd S. Nichol for his services as Chief Compliance Officer of the Funds.  Neither the Company nor the Funds maintain any deferred compensation, pension or retirement plans, and no pension or retirement benefits are accrued as part of Company or Fund expenses.  The following table provides information regarding compensation paid to the Independent Directors then in office by the Baird LargeCap, MidCap and SmallCap Funds for the fiscal year ended December 31, 2007.  The Independent Directors did not receive any compensation from the Fund during fiscal 2007 because it was not offered for sale until the date of this SAI.

	Aggregate Compensation From Funds			Pension or Retirement Benefits Accrued as	Estimated Annual Benefits	Total Compensation from Funds and Fund Complex
Name	Large Cap Fund	Mid Cap Fund	Small Cap Fund	Part of Fund Expenses	Upon Retirement	Paid to Directors(1)
John W. Feldt	$2,750	$2,750	$2,750	$0	$0	$8,250
George C. Kaiser(2)	$2,750	$2,750	$2,750	$0	$0	$8,250
Frederick P. Stratton, Jr.	$2,750	$2,750	$2,750	$0	$0	$8,250

(1) Compensation shown in the above table represents compensation paid directly by the LargeCap Fund, MidCap Fund and SmallCap Fund.  For 2007, compensation received by the Independent Directors for overseeing all eight series of the Company (not discussed in this SAI), totaled $22,000 for John W. Feldt, $22,000 for George C. Kaiser and $22,000 for Frederick P. Stratton, Jr.  Of the total amount paid to Independent Directors, $41,250 was paid by the Advisor and the remainder was paid directly by the LargeCap Fund, MidCap Fund and SmallCap Fund as set forth above.
(2)  On December 31, 2007, Mr. Kaiser retired from the Board of Directors.

Board Interest in the Fund

As of December 31, 2007, the Directors then in office did not beneficially own any shares of the Fund but owned the following amounts (by dollar range) in the Fund Complex (Note: the Directors only own Institutional Class shares):
Name of Director	Riverfront Long-Term Growth Fund	Aggregate Dollar Range of Equity Securities Beneficially Owned in All Registered Investment Companies Overseen by Director in Family of Investment Companies
John W. Feldt	None	Over $100,000
George C. Kaiser(1)	None	Over $100,000
Frederick P. Stratton, Jr.	None	Over $100,000
G. Frederick Kasten, Jr.	None	Over $100,000
(1)  On December 31, 2007, Mr. Kaiser retired from the Board of Directors.

CONTROL PERSONS AND PRINCIPAL SHAREHOLDERS

As of October __, 2008, Robert W. Baird & Co. Incorporated, 777 East Wisconsin Avenue, Milwaukee, Wisconsin 53202, was the sole shareholder of the Fund and owned 10,000 Institutional Class shares.  Any person that beneficially owns more than 25% of the outstanding shares of the Fund or a Class may be considered a “controlling person” of the Fund or Class.  Shareholders with a controlling interest could affect the outcome of proxy voting or the direction of management of the Fund.

As of October __, 2008, the officers and Directors of the Company did not own any shares of the Fund.

PORTFOLIO TRANSACTIONS

Subject to the general supervision of the Board and the Advisor, the Sub-Advisor is responsible for, makes decisions with respect to, and places orders for all purchases and sales of portfolio securities for the Fund.

Equity securities are generally bought and sold in brokerage transactions placed on U.S. stock exchanges or in the over-the-counter market in exchange for negotiated brokerage commissions.  Accordingly, the cost of transactions may vary among different brokers.  With respect to over-the-counter transactions, the Sub-Advisor will normally deal directly with dealers who make a market in the securities involved except in those circumstances where better prices and execution are available elsewhere.

Fixed income securities purchased and sold by the Fund are generally traded in the over-the-counter market on a net basis (i.e., without commission) through dealers, or otherwise involve transactions directly with the issuer of an instrument.  The cost of securities purchased from underwriters includes an underwriting commission or concession, and the prices at which securities are purchased from and sold to dealers include a dealer’s mark-up or mark-down.

The Fund may participate, if and when practicable, in bidding for the purchase of portfolio securities directly from an issuer in order to take advantage of the lower purchase price available to members of a bidding group.  The Fund will engage in this practice, however, only when the Sub-Advisor, in its sole discretion, believes such practice to be in the Fund’s interests.

The Sub-Advisory Agreement among the Company, the Advisor and the Sub-Advisor provide that, in executing portfolio transactions and selecting brokers or dealers, the Sub-Advisor will seek to obtain the most favorable prices and at reasonable commission rates.  In assessing the best overall terms available for any transaction, the Sub-Advisor and shall consider factors it deems relevant, including the breadth of the market in the security, the price of the security, the financial condition and execution capability of the broker or dealer, and the reasonableness of the commissions, if any, both for the specific transaction and on a continuing basis.  Section 28(e) of the Securities and Exchange Act of 1934 permits an investment adviser, under certain circumstances, to cause an account to pay a broker who supplies brokerage and research services a commission or commission-equivalent charge for effecting a transaction in excess of the amount of commission another broker would have charged for effecting the transaction.  As permitted by Section 28(e), the Sub-Advisory Agreement authorizes the Sub-Advisor to cause the Fund to pay commissions for research and brokerage services, a practice commonly referred to as “soft dollars.”  The Sub-Advisor has adopted a soft dollar policy requiring it to undertake a three-step analysis to determine whether a research product or service falls within the Section 28(e) safe harbor.  First, the Sub-Advisor must determine whether the product or service constitutes eligible research services under Section 28(e).  Second, the Sub-Advisor must determine whether the product or service actually provides lawful and appropriate assistance in the performance of the Sub-Advisor’s investment decision-making responsibilities.  Third, the Sub-Advisor must make a good faith determination that the amount of the commissions paid by the Fund and other clients of the Sub-Advisor is reasonable in light of the value of the research and brokerage products and services provided by the broker-dealer effecting the transaction.

The types of research services that generally are considered eligible under Section 28(e) and that provide lawful and appropriate assistance to the Sub-Advisor in performing its investment decision-making responsibilities may consist of advice, either directly or through publications or writings, as to the value of securities or the advisability of purchasing or selling securities; or analyses and reports concerning issuers, industries, securities, economic factors and trends, portfolio strategy, as well as political factors and other topics related to securities and financial markets.  Typical items that qualify as eligible research include: research reports analyzing the historical or prospective performance of a particular company or stock; discussions with research analysts regarding the advisability of investing in securities; meetings with corporate executives arranged by a broker-dealer to obtain oral reports on the performance of a company; seminars and conferences to the extent they provide substantive content relating to issuers, industries or securities; portfolio analysis software; financial, trade, industry and investment-related publications marketed to a narrow audience; and market, economic, political, company-specific and other data providing substantive content.  The research services may be proprietary research offered by the broker or dealer executing a trade or research offered by third parties through the executing broker or dealer.  The Sub-Advisor has determined that all of the research products and services purchased through the use of commissions paid out of the Fund’s and other clients’ accounts constitute eligible research services under Section 28(e), and provide lawful and appropriate assistance to the Sub-Advisor in the performance of its investment decision-making responsibilities with respect to those accounts.

Most of the brokerage commissions to be incurred by the Fund are expected to be paid to brokers and dealers who provide research services to the Sub-Advisor.  The brokerage commissions on stock trades are expected to amount to an average of $.05 per share.  The Sub-Advisor believes that the brokerage commissions to be paid by the Fund will be reasonable in light of the quality of the execution and research services received.  The Sub-Advisor does not expect to have any directed brokerage or other formal arrangements with brokers or dealers under which the Sub-Advisor directs or specifically allocates a certain level of trading activity.  Rather, various portfolio managers and research analysts employed by the Sub-Advisor will periodically cast votes for broker-dealers based on the nature and quality of the research services they provide, and the Sub-Advisor’s traders take those votes into consideration, as part of the Sub-Advisor’s obligation to seek best execution, in selecting brokers and dealers to execute portfolio transactions for the Fund and the Sub-Advisor’s other managed accounts.

Some broker-dealers may indicate the amount of commissions they expect to receive in exchange for the provision of a particular research service.  Although the Sub-Advisor does not agree to direct a specific amount of commissions to a firm in that circumstance, it maintains an internal procedure to identify the broker-dealers that provide the Sub-Advisor with research services and the value of those research services, and seeks to direct sufficient commissions to ensure the continued receipt of research services it feels are valuable.

Supplementary research information so received is in addition to, and not in lieu of, services required to be performed by the Sub-Advisor and does not reduce the sub-advisory fees payable to it by Baird.  The Board will periodically review the commissions paid by the Fund to consider whether the commissions paid over representative periods of time appear to be reasonable in relation to the benefits inuring to the Fund.  Research services furnished by firms through which the Fund effects its securities transactions may be used by the Sub-Advisor in servicing all of its accounts; not all of such services may be used by the Sub-Advisor in connection with the Fund.  It is possible that certain of the supplementary research or other services received will primarily benefit one or more other accounts for which investment discretion is exercised.  Conversely, the Fund may be the primary beneficiary of the research or services received as a result of portfolio transactions effected for such other account(s).

Brokerage may not be allocated based on the sale of Fund shares.  The Board, including a majority of the Independent Directors, has adopted policies and procedures designed to ensure that the selection of brokers is not influenced by considerations about the sale of Fund shares.

Portfolio securities will not be purchased from or sold to (and savings deposits will not be made in and repurchase and reverse repurchase agreements will not be entered into with) the Advisor or Sub-Advisor (or their respective affiliates), acting as principal.  However, pursuant to SEC rules, the Fund may engage the Advisor or Sub-Advisor (or an affiliate of either) to act as broker in connection with purchases or sales of portfolio securities effected on an agency basis, but the Fund is not expected to do so.   The Fund will not purchase securities during the existence of any underwriting or selling group relating thereto of which the Advisor or Sub-Advisor (or their respective affiliates) is a member, except to the extent permitted by the SEC.

The Sub-Advisor manages numerous accounts in addition to the Fund and many of those accounts hold and invest in the same securities as the Fund.  The Sub-Advisor allocates investment opportunities across the Fund and its other similarly managed accounts in a fair and equitable manner, with no account(s) being favored over others.  In making investment allocations, the Sub-Advisor considers the clients’ investment goals and restrictions, uninvested cash, sector and issuer diversification, anticipated cash flows, risk tolerances, portfolio size and other relevant factors.  The Fund will generally not invest in initial public offerings of equity securities, so allocations of new issues are usually not required.

The Sub-Advisor may, when appropriate, aggregate purchases or sales of securities and allocate such trades among multiple client accounts, including the Fund.  The Sub-Advisor will aggregate orders when it believes it will be advantageous to do so, such as the possibility of obtaining more favorable execution and prices.  However, in some instances, bunching an order for the Fund with orders for other client accounts may adversely affect the price paid or received by the Fund or the size of the position obtained or sold by the Fund because the Fund’s order is being shared with other accounts.  Aggregated orders that can only be partially filled will typically be allocated on a pro rata basis, subject to de minimis requirements.  Each account participating in an aggregated order will receive the same average price.

INVESTMENT ADVISORY AND OTHER SERVICES

Advisory Services

Pursuant to an Investment Advisory Agreement dated _______________, 2008 (the “Advisory Agreement”), Robert W. Baird & Co. Incorporated, 777 East Wisconsin Avenue, Milwaukee, Wisconsin  53202 (the “Advisor”), furnishes continuous investment advisory services and management to the Fund.  The Advisor is an investment advisory and brokerage firm formed in the State of Wisconsin on December 29, 1919.

Baird Financial Corporation, a holding company, in combination with employees of the Advisor, owns substantially all of the outstanding stock of the Advisor.  Baird Holding Company, in combination with employees of the Advisor, owns substantially all of the outstanding stock of Baird Financial Corporation.  Employees of the Advisor own substantially all of the outstanding stock of Baird Holding Company.

The Advisory Agreement was approved by the Company’s Board of Directors, including a majority of the Independent Directors, cast in person at a meeting held for such purpose on August 12, 2008, and by the sole shareholder of the Fund by written consent on ___________________, 2008.  The Advisory Agreement will continue in effect through __________________, 2010. Thereafter, the Advisory Agreement is required to be approved annually (a) by the vote of a majority of the Independent Directors, cast in person at a meeting called for the purpose of voting on such approval, and (b) either by the full Board or by the vote of the shareholders of the Fund.  The Advisory Agreement terminates in the event of assignment and generally may be terminated by either party if certain conditions are met, without penalty, on a 60-day notice.  The Advisory Agreement will continue in effect, unless sooner terminated, for successive one-year periods so long as it is approved annually.  In the Advisory Agreement, the Advisor has agreed to pay all expenses incurred by it in connection with its advisory activities.  These expenses do not include the cost of securities and other investments purchased or sold for the Fund and do not include brokerage commissions and any other transaction charges.  Brokerage commissions and other transaction charges are included in the cost basis of the securities and other investments.

Under the Advisory Agreement, the Advisor may delegate any of its duties to a sub-advisor, subject to approval by the Company’s Board of Directors, including a majority of the Independent Directors, and, if required, by the requisite vote of the shareholders of the Fund.  In addition, the Board, including a majority of the Independent Directors, has approved a policy allowing the Advisor to terminate a sub-advisor and hire a new sub-advisor or to manage the Fund without hiring a new sub-advisor, and to make material amendments to the sub-advisory agreement, without approval by the shareholders of the Fund, to the extent permitted by SEC rule or exemptive order.

As compensation for its advisory services, the Fund pays to the Advisor a monthly management fee at the annual rate of 0.65% of the average daily net assets of the Fund.  The Advisor (and not the Fund) is responsible for paying the sub-advisory fee to the Sub-Advisor.  The Advisor has also paid all of the costs associated with organizing the Fund.  From time to time, the Advisor may voluntarily waive all or a portion of its management fee for the Fund.  As described in the Prospectus, the Advisor has contractually agreed to waive its management fee and/or reimburse Fund expenses so as to limit the total operating expenses (excluding taxes, brokerage commissions, and extraordinary items) of the Fund to an annual rate of 0.90%, respectively, for the Institutional Class and 1.15% for the Investor Class, through December 31, 2011.

The Advisor may act as an investment advisor and administrator to other persons, firms, or corporations (including investment companies), and may have numerous advisory clients in addition to the Fund and the other mutual fund series of the Company.

Sub-Advisory Services

Pursuant to a Sub-Advisory Agreement dated ________________, 2008, Riverfront Investment Group, LLC (the “Sub-Advisor”), 9011 Arboretum Parkway, Suite 110, Richmond, Virginia 23236, has been retained as sub-advisor to the Fund.  In such capacity, the Sub-Advisor provides daily portfolio management services to the Fund, subject to the Advisor’s oversight.  The Sub-Advisor is responsible for determining the strategic asset allocations and tactical adjustments for the Fund as well as the individual securities and ETFs to buy, hold and sell for the Fund.  The Sub-Advisor was formed in March 2008 by Peter Quinn and former senior portfolio managers of Wachovia Securities--Michael Jones, Rod Smyth and Doug Sandler.  Through a holding company, Riverfront Investment Holdings Group, LLC, Baird Financial Corporation owns approximately 30% of the Sub-Advisor, with the balance owned by the founding members (Messrs. Quinn, Jones, Smyth and Sandler) and other officers of the Sub-Advisor and an outside investor (an affiliate of Private Advisors LLC).  The Advisor may be deemed to be in control of the Sub-Advisor by virtue of its ownership interest in and representation on the board of directors of Riverfront Investment Holdings Group, LLC.

The Sub-Advisory Agreement was approved by the Company’s Board of Directors, including a majority of the Independent Directors, at a meeting held for such purpose on August 12, 2008, and by the sole shareholder of the Fund by written consent on ________________, 2008.  The Sub-Advisory Agreement continues in effect until ______________, 2010.  Thereafter, the Sub-Advisory Agreement is required to be approved annually (a) by the vote of a majority of the Independent Directors, cast in person at a meeting called for the purpose of voting on such approval, and (b) either by the full Board or by the vote of the shareholders of the Fund. The Sub-Advisory Agreement terminates in the event of assignment or upon termination of the Advisory Agreement.  The Sub-Advisory Agreement may also be terminated by the Sub-Advisor, the Advisor or the Company’s Board of Directors if certain conditions are met, without penalty, on 120 days’ notice.  The Sub-Advisory Agreement will continue in effect, unless sooner terminated, for successive one-year periods so long as it is approved annually.

As compensation for its sub-advisory services, the Sub-Advisor receives a monthly sub-advisory fee at the annual rate of 0.45% of the average daily net assets of the Fund.  The Advisor (not the Fund) is responsible for paying the sub-advisory fee.  The Sub-Advisor has agreed that, while the Advisor is waiving fees and/or reimbursing Fund operating expenses pursuant to its expense cap commitment (described above), the Sub-Advisor will accept as a sub-advisory fee an amount equal to 69% of the net amount of the management fee that the Advisor retains after such fee waivers and expense reimbursements.  In addition, the Sub-Advisor will waive its sub-advisory fee entirely until the Advisor has recovered the start-up costs of the Fund and any Fund operating expenses paid or reimbursed by the Advisor after waiving the management fee.

The Sub-Advisor may act as an investment advisor to other persons, firms, or corporations (including investment companies), and may have numerous advisory clients in addition to the Fund.  However, except with the written consent of the Advisor, while it is providing sub-advisory services to the Fund and for one year thereafter, the Sub-Advisor will not, and will cause its employees not to, directly or directly act as investment adviser or sub-advisor or render any investment advice to or sponsor, promote or distribute any mutual fund, closed-end fund, unit investment trust or other investment company (or any series or portfolio thereof) registered under the 1940 Act other than the Fund.  In addition, except with the written consent of the Advisor, while it is providing sub-advisory services to the Fund and for two years thereafter, the Sub-Advisor will not, and will cause its employees not to, knowingly solicit any investors in the Fund for the purpose of providing investment advice to such investors (other than through the Fund) for a fee or other form of compensation.

Proxy Voting Policies

The Board has adopted proxy voting policies and procedures that delegate the authority to vote proxies to the Advisor (and the Advisor may in turn delegate that authority to the Sub-Advisor), subject to the supervision of the Board.  The Board has also authorized the Advisor (and in turn the Advisor has authorized the Sub-Advisor) to retain a third party proxy voting service, such as Institutional Shareholder Services (“ISS”), to provide recommendations on proxy votes.  The Sub-Advisor’s proxy voting policies and procedures provide that the Sub-Advisor will typically vote proxies in accordance with the recommendations made by ISS, and in the best interest of clients and Fund shareholders.  However, because ISS guidelines do not address all potential voting issues and do not necessarily correspond to the Sub-Advisor’s opinions, there may be instances where the Sub-Advisor may not vote strictly according to the ISS guidelines.  In such a case, the Sub-Advisor submits the matter to its proxy voting committee.

In situations where the Sub-Advisor’s interests conflict, or appear to conflict, with client interests, the proxy voting committee will take one of the following steps to resolve the conflict:

•	Vote the securities in accordance with a pre-determined policy based upon the recommendations of an independent third party, such as ISS;

•
Vote the securities in accordance with the best interest of clients, as determined in good faith by the committee, without consideration of any benefit to the Sub-Advisor, the Advisor or their respective affiliates; or

•
If the securities are held by the Fund, disclose the conflict to the Fund’s Board and obtain the Fund’s direction as to how to vote the proxies (which shall be determined by a majority of the Independent Directors).

Because the Fund invests in other investment companies (“Underlying Funds”), it may be subject to Section 12(d)(1)(F) of the 1940 Act, which requires the Fund to vote proxies either pursuant to instructions given by Fund shareholders or by voting for or against proposals in the same proportion as other shareholders of the Underlying Funds.  The Sub-Advisor intends to vote the Funds’ shares of the relevant Underlying Fund for or against the proposals in the same proportion as all other shareholders of the Underlying Fund.

The Fund’s proxy voting record for the most recent 12-month period ended June 30 is available without charge, either upon request, by calling toll free, 1-866-44BAIRD, or by accessing the Fund’s website at www.bairdfunds.com, or both; and by accessing the SEC’s website at http://www.sec.gov.

Code of Ethics

The Company, the Advisor and the Distributor have adopted a joint written Code of Ethics and the Sub-Advisor has adopted a separate Code of Ethics under Rule 17j-1 of the 1940 Act.  Each Code of Ethics governs the personal securities transactions of directors, officers, managers, members, and employees who may have access to current trading information of the Fund.  Each Code of Ethics permits such persons to invest in securities for their personal accounts, including securities that may be purchased or held by the Fund, subject to certain restrictions.  Each Code of Ethics includes pre-clearance, reporting and other procedures to monitor personal transactions and ensure that such transactions are consistent with the best interests of the Fund.

Fund Administration

U.S. Bancorp Fund Services, LLC (“USBFS”) provides administrative personnel and services (including blue sky services) to the Company and the Fund.  Administrative services include, but are not limited to, providing equipment, telephone facilities, various personnel, including clerical and supervisory, and computers as is necessary or beneficial to provide compliance services to the Fund and the Company.

Financial Intermediaries

From time to time, the Fund may pay, directly or indirectly, amounts to financial intermediaries that provide transfer-agent type and/or other administrative services relating to the Fund to their customers or other persons who beneficially own interests in the Fund, such as participants in 401(k) plans.  These services may include, among other things, sub-accounting services, transfer agent-type services, answering inquiries relating to the Fund, transmitting, on behalf of the Fund, proxy statements, annual reports, updated prospectuses and other communications regarding the Fund, and related services as the Fund or the intermediaries’ customers or such other persons may reasonably request.  In such cases, to the extent paid by the Fund, the Fund will not pay more for these services through intermediary relationships than it would if the intermediaries’ customers were direct shareholders in the Fund.

Custodian

U.S. Bank, N.A., 1555 N. River Center Drive, Suite 302, Milwaukee, Wisconsin 53212, serves as custodian of the Fund’s assets.  Under the Custody Agreement, U.S. Bank, N.A. has agreed to (i) maintain separate accounts in the name of the Fund; (ii) make receipts and disbursements of money on behalf of the Fund; (iii) collect and receive all income and other payments and distributions on account of the Fund’s portfolio investments; (iv) respond to correspondence from shareholders, security brokers and others relating to its duties; and (v) make periodic reports to the Company concerning the Fund’s operations.  U.S. Bank, N.A. may, at its own expense, open and maintain a custody account or accounts on behalf of the Fund with other banks or trust companies, provided that U.S. Bank, N.A. shall remain liable for the performance of all of its duties under the Custody Agreement notwithstanding any delegation.  U.S. Bank, N.A. and USBFS are affiliates.  U.S. Bank and its affiliates may participate in revenue sharing arrangements with service providers of mutual funds in which the Fund may invest.

Transfer Agent

USBFS, 615 East Michigan Street, Milwaukee, Wisconsin 53202, serves as transfer agent and dividend disbursing agent for the Fund under a Transfer Agent Servicing Agreement.  As transfer and dividend disbursing agent, USBFS has agreed to (i) issue and redeem shares of the Fund; (ii) make dividend payments and other distributions to shareholders of the Fund; (iii) respond to correspondence by Fund shareholders and others relating to its duties; (iv) maintain shareholder accounts; and (v) make periodic reports to the Fund.

Fund Accounting

In addition, the Fund has entered into a Fund Accounting Servicing Agreement with USBFS pursuant to which USBFS has agreed to maintain the financial accounts and records of the Fund in compliance with the 1940 Act and to provide other accounting services to the Fund.

PORTFOLIO MANAGERS

Other Accounts Managed by Portfolio Managers of the Fund

As described in the Prospectus under “The Investment Management Team,” each portfolio manager listed below (who is associated with the Sub-Advisor) is jointly responsible for the day-to-day management of the Fund and, unless otherwise indicated, is jointly responsible for the day-to-day management of the other accounts set forth in the following table.  Other than the Fund, the portfolio managers do not manage any other registered investment companies or other pooled investment vehicles.  Neither the Fund nor any other accounts managed by the portfolio managers pays a performance-based fee to the Advisor.  The number of accounts listed in the following table includes accounts managed by the Sub-Advisor on a wrap-fee basis.

Other Accounts Managed by Portfolio Manager(1)
Portfolio Manager	Number	Total Assets

Michael Jones	___	$___ million
Rod Smyth Doug Sandler	___ ___	$___ million $___ million
Tim Anderson	___	$___ million
(1) As of September 30, 2008.

The Sub-Advisor and its individual portfolio managers advise multiple accounts for numerous clients.  In addition to the Fund, these accounts consist of separate accounts.  The Sub-Advisor manages potential conflicts of interest between the Fund and other types of accounts through trade allocation policies and oversight by the Sub-Advisor’s investment management and compliance personnel.  Allocation policies are designed to address potential conflicts of interest in situations where the Fund and/or other accounts participate in investment transactions involving the same securities.

Compensation of Portfolio Managers

[The Sub-Advisor compensates portfolio managers with a base salary and an annual bonus.  A portfolio manager’s base salary is generally a fixed amount based on level of experience and responsibilities.  A portfolio manager’s bonus can be as high as 100% of his base salary.  A portfolio manager’s bonus is a function of the Sub-Advisor’s overall financial performance, the relative and absolute performance of the accounts that the portfolio manager is managing, including the Fund, and the portfolio manager’s individual investment and other job-related performance. Portfolio managers may also own and may be offered an opportunity to purchase or sell interests in the Sub-Advisor or its holding company.]

Ownership of Fund Shares by Portfolio Managers

As of October __, 2008, the portfolio managers did not beneficially own any shares of the Fund.

DISTRIBUTOR

Robert W. Baird & Co. Incorporated (the “Distributor”) also serves as the principal distributor for shares of the Fund pursuant to a Distribution Agreement with the Company dated September 26, 2000, as amended (the “Distribution Agreement”).  The Distributor is registered as a broker/dealer under the Securities Exchange Act of 1934 and each state’s securities laws and is a member of the Financial Industry Regulatory Authority (“FINRA”).  The offering of the Fund’s shares is continuous.  The Distribution Agreement provides that the Distributor, as agent in connection with the distribution of Fund shares, will use its best efforts to distribute the Fund’s shares.  As compensation for its services under the Distribution Agreement, the Distributor may retain all or a portion of the Rule 12b-1 fees payable under the Distribution Plan, discussed below.

DISTRIBUTION PLAN

The Company’s Board of Directors, including a majority of the Independent Directors, and the sole shareholder of the Fund have adopted a Distribution Plan (the “Plan”) for the Fund pursuant to Rule 12b-1 under the 1940 Act.  The Plan authorizes payments by the Fund in connection with the distribution of Investor Class shares at an annual rate of 0.25% of the Fund’s average daily NAV.  Payments may be made by the Fund under the Plan for the purpose of financing any activity primarily intended to result in the sale of shares of the Fund, as determined by the Board.  Such activities typically include advertising; compensation for sales and sales marketing activities of financial service agents and others, such as dealers or distributors; shareholder account servicing; and production and dissemination of prospectuses and sales and marketing materials.  To the extent any activity is one which the Fund may finance without the Plan, the Fund may also make payments to finance such activity outside of the Plan and not subject to its limitations.  The Plan is a “compensation plan” which means that payments under the Plan are based upon a percentage of average daily net assets attributable to the Investor Class regardless of the amounts actually paid or expenses actually incurred by the Distributor; however, in no event, may such payments exceed the maximum allowable fee.  It is, therefore, possible that the Distributor may realize a profit in a particular year as a result of these payments.  The Plan increases the Investor Class’s expenses from what they would otherwise be.  The Fund may engage in joint distribution activities with other Baird Funds and to the extent the expenses are not allocated to a specific Fund, expenses will be allocated based on the Fund’s net assets.

Administration of the Plan is regulated by Rule 12b-1 under the 1940 Act, which requires that the Board receive and review at least quarterly reports concerning the nature and qualification of expenses which are made, that the Board, including a majority of the Independent Directors, approve all agreements implementing the Plan and that the Plan may be continued from year-to-year only if the Board, including a majority of the Independent Directors, concludes at least annually that continuation of the Plan is likely to benefit shareholders.

Amounts Expensed Under the Plan

To date, no amounts have been paid pursuant to the Plan.

Interests of Certain Persons

With the exception of the Advisor, in its capacity as the Fund’s investment advisor and principal underwriter of Fund shares, no “interested person” of the Fund, as defined in the 1940 Act, and no director of the Company has or had a direct or indirect financial interest in the Plan or any related agreement.

Anticipated Benefits to the Fund

The Plan was initially approved by the Board, including a majority of the directors who are not interested persons (as defined in the 1940 Act) of the Fund and have no direct or indirect financial interest in the Plan or any related agreements.  The Board has determined that the Plan is likely to benefit Investor Class shares by providing an incentive for brokers, dealers and other financial intermediaries to engage in sales and marketing efforts on behalf of the Fund and to provide enhanced services to Investor Class shareholders.  The Board also determined that the Plan was important to the success of the Investor Class because it is intended to increase assets under management, which in turn should result in certain economies of scale.

Revenue Sharing Payments

The Distributor, out of its own resources and without additional cost to the Fund or its shareholders, may provide additional cash payments or other compensation to broker-dealers and other financial intermediaries who market and sell shares of the Fund and/or who provide various administrative, sub-accounting and shareholder services.  This practice is known as “revenue sharing.”  The Sub-Advisor may also contribute to these revenue sharing payments. These payments, if made, would be in addition to the 12b-1 fees payable out of Fund assets to firms that sell Investor Class or Institutional Class shares.  The revenue sharing payments may specifically be made in connection with the inclusion of the Fund in certain programs offered by broker-dealers or other financial intermediaries, invitations to conferences and seminars held or sponsored by those firms, access to branch offices and sales representatives of those firms and opportunities to make presentations and provide information to them.  Revenue sharing payments may be structured as a flat fee, a percentage of net sales or net assets (or a combination thereof) or a fee based on the number of underlying client accounts.  The Distributor currently has revenue sharing agreements with the following firms, under which the Distributor pays amounts other than the 12b-1 fee: Charles Schwab, Edward Jones & Co., Fidelity, M&I Trust Company, Pershing, Prudential Insurance and Smith Barney.

The Distributor may also pay cash or non-cash compensation to sales representatives of broker-dealers and other financial intermediaries in the form of occasional gift, meals and entertainment, and pay for exhibit space or sponsorships at regional or national events of broker-dealers and other financial intermediaries.

PORTFOLIO HOLDINGS DISCLOSURE POLICY

The Fund does not provide or permit others to provide information about its portfolio holdings to any third party on a selective basis, except as permitted by the Company’s policy regarding disclosure of portfolio holdings (the “Disclosure Policy”).  Pursuant to the Disclosure Policy, the Company may disclose information about the Fund’s portfolio holdings only in the following circumstances:

•
The Fund discloses its portfolio holdings by mailing its annual and semi-annual reports to shareholders approximately two months after the end of the fiscal year and six-month period.  In addition, the Company discloses the portfolio holdings of the Fund as of the end of the first and third fiscal quarters by filing Form N-Q with the SEC and as of the end of the second and fourth fiscal quarters by filing Form N-CSR with the SEC.

•
The Fund’s full portfolio holdings (without showing numbers of shares or dollar values) as of month-end and top ten holdings as of quarter-end are posted on the Company’s website no earlier than five business days after month-end and quarter-end, respectively.

•
The Fund may also provide portfolio holdings information to various ratings agencies, consultants, broker-dealers, investment advisers, financial intermediaries, investors and others, upon request, so long as such information, at the time it is provided, is posted on the Company’s website or otherwise publicly available.

In limited circumstances, for the business purposes described below, the Fund’s portfolio holdings may be disclosed to, or known by, certain third parties in advance of their publication on the Company’s website.

•
The Advisor or Sub-Advisor may disclose Fund portfolio holdings to the Fund’s service providers (administrator, fund accountant, custodian, transfer agent and independent pricing service) in connection with the fulfillment of their duties to the Fund.  These service providers are required by contract with the Fund to keep such information confidential and not use it for any purpose other than the purpose for which the information was disclosed.

•
The Advisor or Sub-Advisor may disclose Fund portfolio holdings to persons who owe a fiduciary duty or other duty of trust or confidence to the Fund, such as the Fund’s legal counsel and independent registered public accounting firm.

•
Disclosure of portfolio holdings as of a particular date may be made in response to inquiries from consultants, prospective clients or other persons, provided that the recipient signs a confidentiality agreement prohibiting disclosure and misuse of the holdings information.

The Company is prohibited from entering into any other arrangements with third parties to disclose information regarding the Fund’s portfolio securities without (1) prior approval of the Advisor’s legal and compliance departments; and (2) the execution of a confidentiality agreement by the third parties.  No compensation or other consideration may be received by the Fund, the Advisor or the Sub-Advisor in connection with the disclosure of portfolio holdings in accordance with this policy.

The Board has delegated to the Chief Compliance Officer of the Company (the “CCO”) the responsibility to monitor the foregoing policy and to address any violations thereof.  The CCO reports to the Board and the Board reviews any disclosures of Fund portfolio holdings outside of the permitted disclosures described above on a quarterly basis to ensure that disclosure of information about portfolio holdings is in the best interest of Fund shareholders and to address any conflicts between the interests of Fund shareholders and those of the Advisor, the Sub-Advisor or any other Fund affiliate.

ANTI-MONEY LAUNDERING PROGRAM

The Company has established an Anti-Money Laundering Compliance Program (the “Program”) as required by the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (“USA PATRIOT Act”).  In order to ensure compliance with this law, the Program provides for the development of internal practices, procedures and controls, the designation of an anti-money laundering compliance officer, an ongoing training program, an independent audit function to determine the effectiveness of the Program and a customer identification program.

Procedures to implement the Program include, but are not limited to, determining that the Fund’s Distributor and transfer agent have established proper anti-money laundering procedures that require the reporting of suspicious and/or fraudulent activity, verifying the identity of the new shareholders, checking shareholder names against designated government lists, including the Office of Foreign Asset Control (“OFAC”), and undertaking a complete and thorough review of all new account applications.  The Company will not transact business with any person or entity whose identity cannot be adequately verified.

Pursuant to the USA PATRIOT Act and the Program, the Fund may be required to “freeze” the account of a shareholder if the shareholder appears to be involved in suspicious activity or if certain account information matches information on government lists of known terrorists or other suspicious persons, or the Fund may be required to transfer the account or proceeds of the account to a governmental agency.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM AND FINANCIAL STATEMENTS

Grant Thornton LLP, 175 West Jackson Boulevard, Chicago, Illinois 60604, has been selected as the independent accountants of the Company.  As such, it is responsible for auditing the financial statements of the Fund.

COUNSEL

Godfrey & Kahn, S.C., 780 North Water Street, Milwaukee, Wisconsin 53202, serves as counsel to the Company and has passed upon the legality of the shares offered by the Fund.

PERFORMANCE

From time to time, the total return of Investor Class shares and Institutional Class shares of the Fund may be quoted in advertisements, shareholder reports or other communications to shareholders.  Performance information is generally available by calling the Fund (toll-free) at
1-866-44BAIRD.